Filed pursuant to 424(b)(3)
Registration No. 333-229136
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 14 DATED MARCH 13, 2020
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019, Supplement No. 3, dated October 15, 2019, Supplement No. 4, dated October 17, 2019, Supplement No. 5, dated November 1, 2019, Supplement No. 6, dated November 15, 2019, Supplement No. 7, dated November 22, 2019, Supplement No. 8, dated December 10, 2019, Supplement No. 9, dated December 13, 2019, Supplement No. 10, dated January 13, 2020, Supplement No. 11, dated January 15, 2020, Supplement No. 12, dated February 3, 2020, and Supplement No. 13, dated February 14, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of April 1, 2020;

•	the calculation of our February 29, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	updated historical NAV information for 2019;

•	the status of our public and private offerings;

•	updated information with respect to our real properties;

•	updated information regarding distributions;

•	updated information regarding redemptions;

•	updated selected financial data;

•	updated information regarding fees and expenses payable to the Advisor, the Dealer Manager and their affiliates;

•	updated experts information;

•	an update to the risk factors;

•	an update to net asset value calculation and valuation procedures;

•	“Management's Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2019;

•	updated information regarding quantitative and qualitative disclosures about market risk; and

•	the consolidated financial statements, notes, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2019.

•	APRIL 1, 2020 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2020 (and distribution reinvestment plan issuances following the close of business on March 31, 2020 and share redemptions as of March 31, 2020) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0688	$10.5432
Class W	$10.0688	$10.0688
Class I	$10.0688	$10.0688
The transaction price for each of our share classes is equal to such class’s NAV per share as of February 29, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “February 29, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	FEBRUARY 29, 2020 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus, as updated in this Supplement, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
As described in the section of this supplement titled, "Net Asset Value Calculations and Valuation Procedures" our board of directors amended our valuation procedures regarding the valuation of certain of our liabilities, which took effect with respect to our NAV determined as of February 29, 2020. Prior to the amendment, we generally included an estimate of the fair value of our liabilities in the calculation of NAV. Under the amended valuation procedures, our property-level mortgages and corporate-level credit facilities, including those subject to interest rate hedges, that are intended to be held to maturity are valued at par while those that are not intended to be held to maturity are valued at fair value. The impact from these changes was approximately a 0.3% (or $0.03) increase to our NAV per share as of February 29, 2020, compared to our NAV per share as of January 31, 2020, not taking into account all of the other items that impact our monthly NAV.
The following table sets forth the components of Aggregate Fund NAV as of February 29, 2020 and January 31, 2020:

	As of
(in thousands)	February 29, 2020	January 31, 2020
Investments in industrial properties	$926,750	$923,400
Cash and cash equivalents	157,763	48,043
Other assets	12,445	10,108
Line of credit, term loan and mortgage notes	(356,750)	(443,413)
Other liabilities	(13,633)	(12,627)
Accrued performance component of advisory fee	(515)	—
Accrued fixed component of advisory fee	(593)	(593)
Aggregate Fund NAV	$725,467	$524,918
Total Fund Interests outstanding	72,051	52,462
The following table sets forth the NAV per Fund Interest as of February 29, 2020 and January 31, 2020:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares	OP Units
As of February 29, 2020
Monthly NAV	$725,467	$668,907	$36,805	$16,121	$3,634
Fund Interests outstanding	72,051	66,434	3,655	1,601	361
NAV Per Fund Interest	$10.0688	$10.0688	$10.0688	$10.0688	$10.0688
As of January 31, 2019
Monthly NAV	$524,918	$476,811	$30,883	$13,612	$3,612
Fund Interests outstanding	52,462	47,654	3,087	1,360	361
NAV Per Fund Interest	$10.0056	$10.0056	$10.0056	$10.0056	$10.0056
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of February 29, 2020, we estimated approximately $25.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real properties as of February 29, 2020 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Holding period of real properties (years)	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.3%
	0.25% increase	(3.0)%
Discount rate (weighted-average)	0.25% decrease	2.0%
	0.25% increase	(2.0)%

•	CERTAIN HISTORICAL NAV INFORMATION
The following table shows our NAV per share at the end of each quarter during 2019:

Date	Class T	Class W	Class I	OP Units
March 31, 2019	$10.0618	$10.0618	$10.0618	$10.0618
June 30, 2019	10.0583	10.0583	10.0583	10.0583
September 30, 2019	10.0587	10.0587	10.0587	10.0587
December 31, 2019	10.0763	10.0763	10.0763	10.0763

•	STATUS OF OUR PUBLIC AND PRIVATE OFFERINGS
As of March 3, 2020, we had raised gross proceeds of $574.9 million from the sale of 54.9 million shares of our common stock in our follow-on public offering, including $7.1 million from the sale of 0.7 million shares of our common stock through our distribution reinvestment plan. As of March 3, 2020, approximately $1.43 billion in shares of our common stock remained available for sale pursuant to our follow-on public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $492.9 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in our primary offering.

•	REAL PROPERTIES
The following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments” beginning on page 127 of the Prospectus:
Real Estate Portfolio Overview
As of December 31, 2019 , we owned and managed a real estate portfolio that included 45 industrial buildings totaling approximately 8.5 million square feet located in 13 markets throughout the U.S., with 103 customers, and was 98.7% occupied (100.0% leased) with a weighted-average remaining lease term (based on square feet) of 4.6 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. Our portfolio has an estimated aggregate weighted-average purchase price capitalization rate of approximately 4.6% (4.9% excluding contractual free rent during a portion of the year following acquisition of certain of the properties).
The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs.
Unless otherwise indicated, the term “property” as used herein refers to one or more buildings in the same market that were acquired by us in the same transaction.
Building Types. Our industrial buildings consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of December 31, 2019:

Building Type	Description	% of Rentable Square Feet
Bulk distribution	Building size of 150,000 to over 1 million square feet, single or multi-customer	75.6%
Light industrial	Building size of less than 150,000 square feet, single or multi-customer	24.4
		100.0%
Portfolio Overview and Market Diversification. As of December 31, 2019, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $5.34 per square foot. The following table summarizes certain operating metrics of our portfolio by market as of December 31, 2019:

($ and square feet in thousands)	Number of Buildings	Rentable Square Feet	Occupied Rate (1)	Leased Rate (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent
Austin	1	119	100.0%	100.0%	$921	2.1%
Central Valley	1	382	100.0	100.0	2,213	4.9
Cincinnati	1	152	100.0	100.0	680	1.5
Chicago	2	386	100.0	100.0	1,884	4.2
Dallas	5	1,433	100.0	100.0	5,324	11.9
D.C. / Baltimore	1	126	100.0	100.0	535	1.2
Las Vegas	5	851	100.0	100.0	5,839	13.1
New Jersey	4	725	99.6	99.6	4,237	9.5
Orlando	2	441	100.0	100.0	2,464	5.5
Pennsylvania	8	988	100.0	100.0	5,527	12.4
Reno	6	1,422	92.7	100.0	6,233	13.9
South Florida	2	282	100.0	100.0	1,884	4.2
Southern California	7	1,179	100.0	100.0	6,978	15.6
Total Portfolio	45	8,486	98.7%	100.0%	$44,719	100.0%

(1)
The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2019, multiplied by 12.
Lease Terms. Our industrial properties are typically subject to leases on a “triple net basis,” in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to 10 years, and often include renewal options.

Lease Expirations. As of December 31, 2019, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 4.6 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of December 31, 2019, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases	Occupied Square Feet	% of Total Occupied Square Feet	Annualized Base Rent (1)	% of Total Annualized Base Rent
2020	9	250	3.0%	$1,434	3.2%
2021	22	1,120	13.4	6,184	13.8
2022	17	1,583	18.9	7,035	15.7
2023	21	1,665	19.9	9,510	21.3
2024	15	1,042	12.4	5,346	12.0
2025	8	576	6.9	3,569	8.0
2026	2	314	3.7	2,070	4.6
2027	4	364	4.3	1,653	3.7
2028	5	405	4.8	2,492	5.6
Thereafter	6	1,060	12.7	5,426	12.1
Total occupied	109	8,379	100.0%	$44,719	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2019, multiplied by 12.
Customer Diversification. As of December 31, 2019, there were two customers that individually represented more than 5.0% of total occupied square feet and two customers that individually represented more than 5.0% of total annualized base rent. The following table reflects our 10 largest customers, based on annualized base rent, which occupied a combined 3.3 million square feet as of December 31, 2019:

Customer	% of Total Annualized Base Rent	% of Total Occupied Square Feet
The Kroger Co.	5.8%	5.8%
Patagonia, Inc.	5.2	5.6
Boyd Flotation, Inc.	4.5	3.8
Hooker Furniture Corporation	3.5	3.9
Dayton Parts, LLC	3.4	3.8
Postal Center International, Inc.	3.3	2.7
Colavita USA, L.L.C.	3.0	2.1
Automotive Parts Distribution International, LLC	3.0	4.9
City Furniture, Inc.	3.0	2.9
Almo Distributing Pennsylvania, Inc.	2.9	3.6
Total	37.6%	39.1%
The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market, industry, and economic information that is generally publicly available.

Industry Diversification. The table below illustrates the diversification of our portfolio by industry classifications of our customers as of December 31, 2019:

($ and square feet in thousands)	Number of Leases	Occupied Square Feet	% of Total Occupied Square Feet	Annualized Base Rent (1)	% of Total Annualized Base Rent
Storage / Warehousing	17	1,241	14.8%	$6,392	14.3%
Food & Beverage	8	921	11.0	5,342	11.9
Auto	9	1,322	15.8	5,219	11.7
Home Furnishings	4	906	10.8	5,086	11.4
Transportation / Logistics	8	947	11.3	4,920	11.0
Apparel / Clothing	3	468	5.6	2,344	5.2
Printing	3	405	4.8	2,273	5.1
Construction / Engineering	3	270	3.2	1,494	3.4
Computer / Electronics	8	193	2.3	1,452	3.2
Appliance	1	303	3.6	1,310	2.9
Other	45	1,403	16.8	8,887	19.9
Total	109	8,379	100.0%	$44,719	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2019, multiplied by 12.
Debt Obligations. Our indebtedness is currently comprised of borrowings under our line of credit, a term loan, and mortgage note debt. As of December 31, 2019, we had $463.8 of indebtedness with a weighted-average interest rate of 3.04%, which includes the effect of interest rate swap agreements. The total gross book value of properties encumbered by our total debt as of December 31, 2019 was $117.0 million. See “Note 5 to the Condensed Consolidated Financial Statements” in the section of this Supplement titled “ Condensed Consolidated Financial Statements and Notes” for additional information.
LIBOR is expected to be discontinued after 2021. As of December 31, 2019, our line of credit and our term loan are the portions of our indebtedness with a maturity beyond 2021 that has exposure to LIBOR. The agreement governing the term loan provides procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. During the year ended December 31, 2019, we entered into interest rate swaps to hedge LIBOR on $200.0 million of commitments under our term loan. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.
Completed Real Property Acquisitions
The following is inserted at the end of the table in the subsection of the Prospectus titled, “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions” on page 131 of the Prospectus in order to describe additional individually insignificant real property acquisitions completed as of the date of this Supplement:

($ in thousands)	Acquisition Date	Ownership Percentage	Purchase Price (1)	Purchase Price Capitalization Rate		Rentable Square Feet	Leased Rate
Avenue B Industrial Center—Bethlehem, PA	9/11/2019	100%	$6,985	6.0%		86,000	100.0%
485 Distribution Center—Shiremanstown, PA	9/13/2019	100%	$42,500	5.1%		457,000	100.0%
Weston Business Center—Weston, FL	12/10/2019	100%	$32,415	3.0%	(2)	225,000	100.0%
Marigold Distribution Center—Redlands, CA	12/20/2019	100%	$39,700	4.0%		328,000	100.0%
Bishops Gate Distribution Center—Mount Laurel, NJ	12/31/2019	100%	$32,200	4.9%		292,000	100.0%

(1)	Reflects contractual purchase price amount exclusive of transfer taxes, due diligence expenses, and other closing costs.

(2)	The purchase price capitalization rate is approximately 4.5% excluding contractual free rent during a portion of the year following the acquisition of the property.

Probable Real Property Acquisitions
The following table summarizes our probable real property acquisitions as of the date of this Supplement:

($ in thousands)	Estimated Closing Quarter (1)	Ownership Percentage	Expected Purchase Price (2)	Rentable Square Feet	Leased Rate
Port 146 Distribution Center	Q1-20	100.0%	$9,547	140,000	—%
South 15 Airport Center	Q2-20	100.0%	$32,520	267,000	—%
Mizuno Norcross	Q1-20	100.0%	$9,500	138,000	—%
Legacy Logistics Center Building II	TBD	100.0%	$41,600	384,000	100.0%

(1)
The consummation of each of these acquisitions is subject to our completion of due diligence and various closing conditions to be met by the parties to each acquisition. There can be no assurance these acquisitions will be completed.

(2)	Reflects the contract purchase price exclusive of transfer taxes, due diligence expenses, and other closing costs.

•	DISTRIBUTIONS
1) We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of February 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
Month	Pay Date	Class T Share	Class W Share	Class I Share
February 2020	3/2/2020	$0.038	$0.041	$0.045
2) The following information should be read in conjunction with the sections titled “Prospectus Summary—Distribution Policy,” “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities...” and “Description of Capital Stock—Distributions” beginning on pages 32, 63, and 223, respectively, of the Prospectus:
There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on expense support from the Advisor and sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions. See “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” for further detail regarding the waiver and expense support agreement among us, the Operating Partnership and the Advisor.
Refer to the section of this Supplement titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a table detailing the sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the years ended December 31, 2019 and 2018.

•	REDEMPTIONS
For the year ended December 31, 2019, we received eligible redemption requests for approximately 0.2 million shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2.3 million, or an average price of $9.81 per share. For the year ended December 31, 2018, we received eligible redemption requests for 63,000 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $0.6 million, or an average price of $9.57 per share.

•	SELECTED FINANCIAL DATA
The following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Selected Financial Data” beginning on page 211 of the Prospectus:
The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 which consolidated financial statements and notes are included in the section of this Supplement titled “Consolidated Financial Statements and Notes.”

	For the Year Ended December 31,
(in thousands, except per share data)	2019 (1)	2018 (1)
Operating data:
Total revenues	$40,377	$6,520
Total operating expenses	$(47,029)	$(14,076)
Total other expenses	$(8,290)	$(2,250)
Total expenses before expense support from Advisor	$(55,319)	$(16,326)
Total (reimbursement to) expense support from Advisor	$(7,468)	$5,583
Total expenses after expense support from Advisor	$(62,787)	$(10,743)
Net loss	$(22,410)	$(4,223)
Net loss attributable to common stockholders	$(22,368)	$(4,223)
Net loss per common share - basic and diluted	$(0.60)	$(0.46)
Weighted-average shares outstanding	$37,382	$9,107
Distributions:
Gross cash distributions declared (2)	$20,341	$4,942
Cash distributions declared per common share (2)(3)(4)	$0.55	$0.55
Company-defined FFO (5):
Reconciliation of net loss to Company-defined FFO:
Net (loss) income attributable to common stockholders	$(22,368)	$(4,223)
Total NAREIT-defined adjustments (6)	$22,194	$3,541
Total Company-defined adjustments (7)	$3,062	$4,900
Company-defined FFO	$2,888	$4,218
Cash flow data:
Net cash provided by operating activities	$6,453	$3,154
Net cash used in investing activities	$(536,903)	$(299,953)
Net cash provided by (used in) financing activities	$562,607	$304,774

	As of
($ and square feet in thousands)	December 31, 2019	December 31, 2018
Balance sheet data:
Cash and cash equivalents	$51,178	$19,016
Total assets	$938,773	$323,453
Total liabilities	$531,570	$151,680
Total stockholders' equity	$406,478	$171,772
Gross offering proceeds raised during period (8)	$304,983	$200,070
Shares outstanding	49,275	20,265
Portfolio data:
Total buildings	45	13
Total rentable square feet	8,486	2,737
Total number of customers	103	18

(1)
We broke escrow on our initial public offering on November 30, 2016 and commenced real estate operations on February 26, 2018 when we acquired our first property. On September 5, 2019, our initial public offering was terminated immediately upon the effectiveness of the registration statement for the follow-on offering. We are in the acquisition phase of our life cycle, and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offerings. Accordingly, our year-over-year financial data is not directly comparable.

(2)	Gross cash distributions are total distributions before the deduction of distribution fees relating to Class T shares and Class W shares.

(3)
Amounts reflect the quarterly distribution rate authorized by our board of directors per Class I share of common stock. Our board of directors authorized distributions at this same rate per Class T and Class W share of common stock less respective distribution fees that are payable monthly with respect to such Class T and Class W shares (as calculated on a daily basis).

(4)
Cash distributions were authorized to all common stockholders of record as of the close of business on each day commencing on the date that the minimum offering requirements were met in connection with the initial public offering and ending on the last day of the quarter in which the minimum offering requirements were met (the "Initial Quarter"). We met the minimum offering requirements in connection with our initial public offering on November 30, 2016. Accordingly, the Initial Quarter commenced on that date and ended on December 31, 2016.

(5)
Refer to the section of this Supplement titled “Management's Discussion and Analysis of Financial Condition and Results of Operations—Additional Performance Measures” for a definition of Company-defined FFO, as well as a detailed reconciliation of our net loss to Company-defined FFO.

(6)	Included in our NAREIT adjustments is real estate-related depreciation and amortization.

(7)
Included in our Company-defined adjustments are acquisition expense reimbursements, which reflect amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on our behalf in connection with the selection, acquisition, development or origination of an asset.

(8)	Reflects gross offering proceeds raised from our public and private offerings
Additional Performance Measures
See the section of this Supplement titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

•	FEES AND EXPENSES PAYABLE TO THE ADVISOR, THE DEALER MANAGER AND THEIR AFFILIATES
1) The following data supplements, and should be read in conjunction with the tables in the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 24 and 180 to 181, respectively, of the Prospectus:
The table below provides information regarding fees paid to the Dealer Manager, the Advisor, and their affiliates in connection with our operations and this offering. This table includes amounts incurred for the years ended December 31, 2019 and 2018, as well as amounts payable as of December 31, 2019 and 2018.

	For the Year Ended		Payable as of
	December 31,		December 31,	December 31,
(in thousands)	2019	2018	2019	2018
Selling commissions—the Dealer Manager	$6,391	$4,372	$—	$—
Dealer manager fees—the Dealer Manager	5,306	4,430	—	—
Offering costs—the Advisor or its affiliates, including the Dealer Manager (1)	7,150	13,270	21,269	14,119
Distribution fees—the Dealer Manager (2)	12,545	7,938	16,856	7,625
Organization costs—the Advisor or its affiliates, including the Dealer Manager (1)	—	—	78	78
Advisory fee—the Advisor	7,498	1,624	3,506	923
Acquisition expense reimbursements—the Advisor (3)	3,068	4,900	182	3,500
Other expense reimbursements—the Advisor (4)	1,963	1,195	473	299
Total	$43,921	$37,729	$42,364	$26,544

(1)	As of December 31, 2019, the Advisor had incurred $21.3 million of offering costs on our behalf.

(2)
The distribution fees accrue daily and are payable monthly in arrears. The monthly amount of distribution fees payable is included in distributions payable on the condensed consolidated balance sheets. Additionally, we accrue for future estimated trailing amounts payable based on the shares outstanding as of the balance sheet date, which are included in distribution fees payable to affiliates on the condensed consolidated balance sheets. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares.

(3)
Reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on our behalf in connection with the selection, acquisition, development or origination of an asset.

(4)
Other expense reimbursements include certain expenses incurred in connection with the services provided to us under the Advisory Agreement by and among us, the Operating Partnership, and the Advisor. These reimbursements include a portion of compensation expenses of individual employees of the Advisor, including certain of our named executive officers, related to services for which the Advisor does not otherwise receive a separate fee. A portion of the compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our condensed consolidated statements of operations. We reimbursed the Advisor approximately $1.8 million and $0.9 million for the years ended December 31, 2019 and 2018, respectively, for such compensation expenses. The remaining amount of other expense reimbursements relate to other general overhead and administrative expenses including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

2) The following supplements, and should be read in conjunction with, the tables at the end of each of the sections titled “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” on pages 27 and 183, respectively, of the Prospectus:
The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the Expense Support Agreement. As of December 31, 2019, the aggregate amount paid by the Advisor pursuant to the Expense Support Agreement was $13.6 million, which has been reimbursed to the Advisor in full.

	December 31,
(in thousands)	2019	2018
Fees deferred	$3,895	$901
Other expenses supported	2,243	4,682
Total expense support from Advisor	$6,138	$5,583
Reimbursement of previously deferred fees and other expenses supported	(13,606)	—
Total expense support from (reimbursement to) Advisor, net (1)	$(7,468)	$5,583

(1)
As of December 31, 2019, approximately $5.4 million was payable to the Advisor by us, and is included in due to affiliates on the consolidated balance sheets. As of December 31, 2018, approximately $0.7 million of expense support was payable to us by the Advisor, and is included in due from affiliates on the condensed consolidated balance sheets.

•	EXPERTS
The accompanying consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III, have been included in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The statements included in this Supplement under the heading “February 29, 2020 NAV Per Share” relating to the description of the role of Altus Group U.S., Inc. as the Independent Valuation Firm, in the valuation process have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

•	RISK FACTORS
1) The following supersedes and replaces the second risk factor on page 61 of the Prospectus in the section titled "Risk Factors-Risks Related to Investing in this Offering":
Interest rate changes may cause volatility in our monthly NAV.
In accordance with our valuation procedures, we generally will use the fair value of our assets and liabilities related to assets held for sale, if any, to determine our monthly NAV. The fair value of certain of our assets and such liabilities may be very sensitive to interest rate changes, such as fixed rate borrowings and interest rate hedges that are not intended to be held to maturity. As a result, changes in projected forward interest rates may cause volatility in our monthly NAV.
2) The following risk factor is added as the second risk factor on page 61 of the Prospectus in the section titled "Risk Factors-Risks Related to Investing in this Offering":
Because we generally do not mark to market our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV.
In accordance with our valuation procedures, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument, which is valued at par for property-level mortgages or corporate-level credit facilities that are intended to be held to maturity. As a result, the realizable value of our company or our assets that are encumbered by debt used in the calculation of our NAV may be higher or lower than the value that would be derived if such debt instruments were marked to market. For example, if we decide to sell one or more assets, we may re-classify those assets as held-for-sale, which could then have a positive or negative impact on our calculation of NAV to the extent any associated debt is definitively intended to be prepaid. In some cases such difference may be significant. As a further example, we estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of February 29, 2020 was $6.3 million higher than par for such debt in aggregate, meaning that if we used the fair value of our debt rather than par (and treated the associated hedge as part of the same financial instrument), our NAV would have been lower by approximately $6.3 million, or $0.09 per share, not taking into account all of the other items that impact our monthly NAV, as of February 29, 2020. By valuing our debt (inclusive of associated interest rate hedges) at par value rather than fair value, our NAV per share increased by approximately 0.3%, or $0.03 per share as of February 29, 2020 compared to our NAV as of January 31, 2020. As of February 29, 2020, we classified all of our debt as intended to be held to maturity.

3) The following risk factor supersedes and replaces the second risk factor in the section titled "Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure” on pages 66 to 67 of the Prospectus:
We anticipate that our investments will continue to be concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S., and our business could be adversely affected by an economic downturn in that sector or in those geographic areas.
We anticipate that our investments will continue to be concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S. Such industry concentration may expose us to the risk of economic downturns in this sector, such as downturns that may result from economic uncertainty with respect to imports and international trade or changes to trade agreements, to a greater extent than if our business activities included investing a more significant portion of the net proceeds of our public offering in other sectors of the real estate industry; and such market concentrations may expose us to the risk of economic downturns in these areas. As of December 31, 2019, 15.6%, 13.9%, 13.1% and 12.4% of our total annualized base rent was concentrated in the Southern California, Reno, Las Vegas and Pennsylvania markets, respectively. As a result of this geographic concentration, our business is dependent on the economy in these markets generally, and on the respective markets for industrial property demand in particular, which could expose us to greater economic risks than if we were invested in a more geographically diverse portfolio. In addition, if our customers are concentrated in any particular industry, any adverse economic developments in such industry could expose us to additional risks. These concentration risks could negatively impact our operating results and affect our ability to make distributions to our stockholders.
4) The following risk factor supersedes and replaces the fourth risk factor in the section titled “Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure” on page 67 of the Prospectus:
We are dependent on customers for revenue and our inability to lease our properties or to collect rent from our customers will adversely affect our results of operations and returns to our stockholders.
Our revenues from property investments depend on the creditworthiness of our customers and would be adversely affected by the loss of or default by significant customers. Much of our customer base is comprised of non-rated and non-investment grade customers. As of December 31, 2019, our top five customers represented 22.4% of our total annualized base rent, our top ten customers represented 37.6% of our total annualized base rent and there were two customers that individually represented more than 5.0% of our total annualized base rent. Our results of operations are currently substantially dependent on our top customers, and any downturn in their businesses could have a material adverse effect on our operations. In addition, certain of our properties are occupied by a single customer, and as a result, the success of those properties depends on the financial stability of that customer. Lease payment defaults by customers could impact operating results, causing us to lower our NAV, reduce the amount of distributions to our stockholders, or could force us to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a customer default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, the value of the property may be immediately and negatively affected and we may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss.
5) The following risk factor supersedes and replaces the fourth risk factor in the section titled “Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure” on page 67 of the Prospectus:

A prolonged national or world-wide economic downturn or volatile capital market conditions could harm our operations, cash flows and financial condition and lower returns to our stockholders.
If disruptions in the capital and credit markets occur, they could adversely affect our ability to obtain loans, credit facilities, debt financing and other financing, or, when available, to obtain such financing on reasonable terms, which could negatively impact our ability to implement our investment strategy.
If these disruptions in the capital and credit markets should occur as a result of, among other factors, uncertainty, changing regulation, changes in trade agreements, reduced alternatives or additional failures of significant financial institutions, our access to liquidity could be significantly impacted. For example, customers and potential customers of our properties operate in industries including e-commerce, traditional retail, third-party logistics, warehousing and manufacturing, all of which may be adversely impacted by recently enacted and proposed changes to U.S. foreign trade policies, including tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other policies. Prolonged disruptions could result in us taking measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs could be arranged. Such measures could include deferring investments, reducing or eliminating the number of shares redeemed under our share redemption program and reducing or eliminating distributions we make to our stockholders.
We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders.
The recent global outbreak of COVID-19 (more commonly known as the Coronavirus) has disrupted economic markets and the prolonged economic impact is uncertain. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn. Customers and potential customers of the properties we own operate in industries which could be adversely affected by the disruption to business caused by the global outbreak of the Coronavirus. This could lead to impacts on our business similar to those described above. Many manufacturers of goods in China and other countries in Asia have seen a downturn in production due to the suspension of business and temporary closure of factories in an attempt to curb the spread of the illness. This may lead to a decline in imported goods from these countries, which may negatively impact the business of customers and potential customers of our properties. As the impact of the Coronavirus spreads to other parts of the world, similar impacts may occur with respect to the affected countries.
6) The following risk factor is added as the first risk factor on page 70 of the Prospectus in the section titled "Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure":
Our board of directors adopted a delegation of authority policy and pursuant to such policy, has established the Combined Industrial Advisors Committee, which is not a committee of our board of directors, but consists of certain of our officers and officers of the Advisor.   Our board of directors has delegated to the Combined Industrial Advisors Committee certain responsibilities with respect to certain acquisition, disposition, leasing, capital expenditure and borrowing decisions, which may result in our making riskier investments and which could adversely affect our results of operations and financial condition.
Our board of directors has delegated to the Combined Industrial Advisors Committee the authority to execute certain transactions and make certain decisions on our behalf.  The Combined Industrial Advisors Committee has the authority to approve certain transactions, including acquisitions, dispositions and leases, as well as to make decisions with respect to capital expenditures and borrowings, in each case so long as such investments and decisions meet certain board-approved parameters (that include limitations regarding the dollar amount of the transactions, among others) and are consistent with the requirements of our charter. There can be no assurance that the Combined Industrial Advisors Committee will be successful in applying any strategy or discretionary approach to our investment activities pursuant to this delegation of authority. Our board of directors will review the investment decisions made pursuant to this delegation of authority periodically. The prior approval of our board of directors or a committee of our independent directors will be required as set forth in our charter (including for transactions with affiliates of the Advisor) or for transactions or decisions that are outside of the board-approved parameters placed on this delegation of authority. Transactions entered into and decisions made by the Combined Industrial Advisors Committee on our behalf may be costly, difficult or impossible to unwind if our board of directors later reviews them and determines that they should not have been entered into or made.
7) The following risk factor is added as the first risk factor on page 87 of the Prospectus in the section titled "Risk Factors—Risks Related to Debt Financing":
Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.
Subject to any limitations required to maintain qualification as a REIT, we manage or may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.
8) The following risk factor supersedes and replaces the fifth risk factor in the section titled “Risk Factors—Risks Related to Our Taxation As a REIT” on page 99 of the Prospectus:
Distributions payable by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.
The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is currently 20% plus a 3.8% “Medicare tax” surcharge. Distributions payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient on ordinary income, rather than the 20% preferential rate and are also subject to the 3.8% Medicare tax; provided however, that all such distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary), which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income under the current tax laws that will expire if not extended at the end of 2025. The more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of our common stock.

•	NET ASSET VALUE CALCULATIONS AND VALUATION PROCEDURES
Our board of directors amended our valuation procedures regarding the valuation of certain of our liabilities, which took effect with respect to our NAV determined as of February 29, 2020. Prior to the amendment, we generally included an estimate of the fair value of our liabilities in the calculation of NAV. Under the amended valuation procedures, our property-level mortgages and corporate-level credit facilities, including those subject to interest rate hedges, that are intended to be held to maturity are valued at par while those that are not intended to be held to maturity are valued at fair value. The impact from these changes was approximately a 0.3% (or $0.03) increase to our NAV per share as of February 29, 2020, compared to our NAV per share as of January 31, 2020, not taking into account all of the other items that impact our monthly NAV. In connection with the amended valuation procedures, the sections of the Prospectus titled “Prospectus Summary” and “Net Asset Value Calculations and Valuation Procedures” are revised as follows:
1) The following supersedes and replaces the section titled, “Prospectus Summary-NAV and NAV Per Share Calculation” beginning on page 6 of the Prospectus:
NAV and NAV Per Share Calculation
        We conduct monthly valuations of our common stock. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share will be calculated by ALPS Fund Services Inc. (“ALPS” or “NAV Accountant”), a third-party valuation firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Firm, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.
        Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) from the prior month is allocated among each class of Fund Interest based on each class's relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, increases or decreases in real estate-related assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.
Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a property acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. In addition, organization and offering costs incurred prior to January 1, 2020, are amortized to expense on a straight-line basis over 5 years, beginning January 1, 2020.
Except as noted below, we include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.
Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe our Dealer Manager under the terms of our dealer manager agreement and (ii) that we estimate we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are valued at fair value using widely accepted valuation methodologies.
Estimated prepayment penalties are not factored into the valuation of our debt until a loan or interest rate hedge is actually prepaid or terminated unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment are made at such time.
Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.
In addition, for non-recourse mortgages and interest rate hedges, the combined value of each mortgage and associated interest rate hedge are limited to the value of the underlying asset(s), so as to not make the equity of said asset(s) less than zero.
Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.
Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and the ongoing distribution fees, to determine the monthly NAV. Upfront selling commissions and dealer manager fees have no effect on the NAV of any class because they are effectively paid by the purchasers of shares in the primary offering at the time of purchase. The purchase price of such shares is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month; however, such adjustments are anticipated to be infrequent.
NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class on such day. See "Net Asset Value Calculation and Valuation Procedures" for more details regarding our NAV per share calculations.
2) The following supersedes and replaces the portion of the section titled, “Net Asset Value Calculations and Valuation Procedures” on pages 201 through 207 of the Prospectus (it does not supersede and replace the sub-section titled, “Historical NAV Per Share” on pages 208 through 210 of the Prospectus):
NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES
Overview
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, as explained below, which adjust the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair value of our assets and certain liabilities is calculated for the purposes of determining our NAV per share, using widely accepted methodologies and, as appropriate, the GAAP principals within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.
Independent Valuation Firm
With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., a third-party valuation firm (“Altus Group” or the “Independent Valuation Firm”), to serve as our independent valuation firm with respect to the oversight of the annual appraisals of our real property assets, described below, and the monthly valuation of our real property portfolio. Altus Group is a multidisciplinary provider of independent, commercial real estate consulting and advisory services with multiple offices around the world, including in Canada, the U.K., Australia, the United States and Asia Pacific. Altus Group is engaged in the business of valuing commercial real estate properties and is not affiliated with us or the Advisor. The compensation we pay to the Independent Valuation Firm will not be based on the estimated values of our real estate assets. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm at any time. We will promptly disclose any changes to the identity or role of the Independent Valuation Firm in this prospectus and in reports we publicly file with the SEC.
Altus Group discharges its responsibilities in accordance with our real property valuation procedures described below and with the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property portfolio, but periodically receives and reviews such information about the valuation of the real property portfolio as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Firm is responsible for providing our real property valuations, our Independent Valuation Firm is not responsible for nor prepares our monthly NAV.
The Independent Valuation Firm is engaged primarily to provide our monthly real property valuations and to help us manage the property appraisal process, but it may be engaged to provide additional services, including providing an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise). Our Independent Valuation Firm may from time to time perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report or the independence of our Independent Valuation Firm.
Property Appraisal Process
Periodic real property appraisals serve as the foundation of the Independent Valuation Firm’s monthly real property portfolio valuation. The overarching principle of these appraisals is to produce a real property portfolio valuation that represents fair and accurate estimates of the unencumbered values of our real estate or the prices that would be received for our real properties in arm’s-length transactions between market participants before considering underlying debt. The valuation of our real properties determined by the Independent Valuation Firm may not always reflect the value at which we would agree to buy or sell such assets and the value at which we would buy or sell such assets could materially differ from the Independent Valuation Firm’s estimate of fair value. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.
We obtain ongoing appraisals pursuant to schedules prepared by the Independent Valuation Firm and the Advisor that are designed to conduct appraisals on each of our properties throughout any given calendar year. In order to provide an orderly appraisal process, we seek to have approximately 1/12th of the portfolio appraised by a third party each month, although we may have more or less appraised in an individual month. In no event will a calendar year pass without having each property valued by appraisal unless such asset is bought or sold in such calendar year. The acquisition price of newly acquired properties will serve as our appraised value for the year of acquisition, and thereafter will be part of the appraisal cycle described above such that they are appraised at least every calendar year.
Appraisals are performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved, and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The Independent Valuation Firm is involved with the appraisal process, but we have engaged other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties. The Independent Valuation Firm confirms the reasonableness of the appraisal before reflecting any valuation change in its valuation of our real property portfolio. Real estate appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level or other financings ultimately are factored in and do reduce our NAV in a manner described in more detail below.
We utilize the income approach as the primary methodology for valuing our real property portfolio, whereby value is derived by determining the present value of an asset’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable property rental rates and operating expense data, the appropriate capitalization or discount rates, and projections of future rent and expenses based on market trends. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable values or future appraised values. Our real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties because the valuations performed by the Independent Valuation Firm involve subjective judgments and do not reflect transaction costs associated with property dispositions. In some circumstances such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close. In all circumstances, transaction costs related to an acquisition or disposition will be factored into our NAV no later than the closing date for such transaction.
Each individual appraisal report for our assets, as described further below, is addressed solely to our company to assist the Independent Valuation Firm in providing our real property portfolio valuation. Our Independent Valuation Firm’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent Valuation Firm does not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.
Valuation of Assets
Consolidated Properties
The real property portfolio valuation, which is the largest component of our NAV calculation, is provided to us by our Independent Valuation Firm each month. The periodic property appraisals, as discussed above, are the foundation of this valuation. However, each month, the Independent Valuation Firm may adjust a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). For example, changes to underlying property fundamentals and overall market conditions, which may include: (i) an unexpected termination or renewal of a material lease; (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a property; or (iv) material capital markets events, any of which may cause the value of a property to change materially. Furthermore, the value of our properties is determined on an unencumbered basis. The effect of property-level debt on our NAV is discussed further below.
The Independent Valuation Firm collects all reasonably available information that it deems relevant in valuing our real estate portfolio. Using information derived from a variety of sources including, but not limited to, the property’s most recent appraisal, information from management and other information derived through the Independent Valuation Firm’s database and other industry data, the Independent Valuation Firm determines the appropriate adjustment to be made to the estimated value of the property. The Independent Valuation Firm relies in part on property-level information provided by the Advisor, including: (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property- level information, the Advisor will promptly notify the Independent Valuation Firm.
In conducting its investigation and analyses, our Independent Valuation Firm takes into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our Advisor. Although our Independent Valuation Firm may review information supplied or otherwise made available by us or our Advisor for reasonableness, it assumes and relies upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and does not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm assumes that such forecasts and other information and data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and relies upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or is required to be updated during the period of its review.
In performing its analyses, our Independent Valuation Firm makes numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm assumes that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis and conclusions. Our Independent Valuation Firm’s appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

Development and value-add assets will be valued at estimated fair market value and will join the appraisal cycle upon the earlier of stabilization or twelve months from substantial completion. Factors such as the status of land entitlements, permitting processes and jurisdictional approvals are considered when determining the fair market value of development and value-add assets.
The analyses performed by our Independent Valuation Firm do not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses.
Unconsolidated Properties
Unconsolidated properties held through joint ventures or partnerships generally are valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of real properties held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture generally is then determined by using a hypothetical liquidation calculation of our percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.
Real Estate-Related Assets and Other Assets
Publicly traded debt and equity real estate-related assets that are not restricted as to salability or transferability are valued monthly based on publicly available information. Generally, to the extent the information is available, such assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of publicly traded debt and equity real estate-related assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.
Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government and corporate debt securities, publicly traded equity securities, cash and cash equivalents, and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available information. Subject to our board of directors’ approval, pricing sources may include third parties or the Advisor or its affiliates.
Individual investments in mortgages, mortgage participations and mezzanine loans are included in our determination of NAV at fair value.
Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our real estate-related assets and derivatives. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor or Black Creek Group affiliate as a pricing source if the asset is immaterial or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The third-party pricing source may, under certain circumstances, be our Independent Valuation Firm.
Valuation of Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges
Except as noted below, we include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities, which may include third parties or our Advisor or its affiliates.
Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe our Dealer Manager under the terms of our dealer manager agreement and (ii) that we estimate we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
Valuation of Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges
Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.
Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are valued at fair value using widely accepted valuation methodologies.
Estimated prepayment penalties are not factored into the valuation of our debt until a loan or interest rate hedge is actually prepaid or terminated unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment are made at such time.
Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.
In addition, for non-recourse mortgages and interest rate hedges, the combined value of each mortgage and associated interest rate hedge are limited to the value of the underlying asset(s), so as to not make the equity of said asset(s) less than zero.
Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.
NAV and NAV per Share Calculation
Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS, a third-party valuation firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Firm, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.
Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) from the prior month is allocated among each class of Fund Interest based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, increases or decreases in real estate-related assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.
Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a property acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. In addition, organization and offering costs incurred prior to January 1, 2020, are amortized to expense on a straight-line basis over 5 years, beginning January 1, 2020.
Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and the ongoing distribution fees, to determine the monthly NAV. Upfront selling commissions and dealer manager fees have no effect on the NAV of any class because they are effectively paid by the purchasers of shares in the primary offering at the time of purchase. The purchase price of such shares is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month; however, such adjustments are anticipated to be infrequent. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.

NAV of our Operating Partnership and OP Units
Because certain fees to the Advisor are based on our Aggregate Fund NAV (i.e., the aggregate NAV of our outstanding shares, along with the OP Units held by third parties), our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the OP Units. Our Operating Partnership has classes of OP Units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per OP Unit equals the NAV per share of the corresponding class. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.
Oversight by our Board of Directors
All parties engaged by us in the calculation of our NAV, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and inform our board of directors of its conclusions. Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated values of our real property portfolio and real estate-related assets are determined by the Independent Valuation Firm or other pricing sources. Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.
Review of and Changes to Our Valuation Procedures
At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides our board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm or the NAV Accountant.
Limitations on the Calculation of NAV
The most significant component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property appraisal and valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

•	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read together with our consolidated financial statements and notes included in the section of this Supplement titled "Consolidated Financial Statements and Notes." The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on pages viii to ix of the Prospectus for a description of these risks and uncertainties.
OVERVIEW
General

Black Creek Industrial REIT IV Inc. is a Maryland corporation formed on August 12, 2014 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We currently operate as a REIT for U.S. federal income tax purposes, and elected to be treated as a REIT beginning with our taxable year ended December 31, 2017. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.
On February 18, 2016, the SEC declared our registration statement for our initial public offering of up to $2.0 billion of shares of its common stock effective. On September 5, 2019, our initial public offering was terminated immediately upon the effectiveness of our registration statement for our follow-on public offering of up to $2.0 billion of shares of our common stock, and our follow-on public offering commenced the same day. Under the follow-on public offering, we are offering up to $1.5 billion of shares of our common stock in the primary offering and up to $500.0 million of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class W shares and Class I shares.
Pursuant to our public offerings, we offered and continue to offer shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of common stock, and is available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.
As of December 31, 2019, we had raised gross proceeds of approximately $517.7 million from the sale of 49.5 million shares of our common stock and the issuance of notes payable in our public and private offerings, including shares issued pursuant to our distribution reinvestment plan. See “Note 8 to the Consolidated Financial Statements” for information concerning our public and private offerings in the section of this Supplement titled "Consolidated Financial Statements and Notes."
As of December 31, 2019, we owned and managed a real estate portfolio that included 45 industrial buildings totaling approximately 8.5 million square feet located in 13 markets throughout the U.S., with 103 customers, and was 98.7% occupied (100.0% leased) with a weighted-average remaining lease term (based on square feet) of 4.6 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.
We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.
Our primary investment objectives include the following:

•	preserving and protecting our stockholders’ capital contributions;

•	providing current income to our stockholders in the form of regular cash distributions; and

•	realizing capital appreciation upon the potential sale of our assets or other liquidity events.
There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.
We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.
We expect to execute our corporate financing strategy by considering various lending sources, which may include long-term fixed-rate mortgage loans, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and the assumption of existing loans in connection with certain property acquisitions, or any combination of the foregoing.
Real Estate Outlook
Overall, fundamentals for the U.S. industrial real estate sector continue to remain healthy, primarily driven by the continued growth in the U.S. economy. Both U.S. gross domestic product (“GDP”) and consumer spending, including online retailing (or e-commerce), remain positive and we believe will continue growing over the next several quarters. There is a high correlation between these statistics and industrial warehouse demand. Additionally, forecasted growth in both employment and population levels is expected to drive consumer spending growth over the longer-term, leading to increased utilization of distribution warehouses. We expect moderate economic growth in the U.S. to continue throughout 2020, which should continue to drive positive demand for warehouse space as companies expand and upgrade their distribution networks and supply chains.
While growth in the U.S. economy has continued, global economic growth has slowed due to structural factors and increased restrictions on international trade, such as tariffs and quotas on imports. Financial market conditions tightened significantly and volatility has persisted following the 2016 and 2018 U.S. elections especially regarding concerns over protectionism, global trade and stock market valuations. Heightened policy uncertainty in the U.S., China, and Europe will likely weigh on global economies and capital flows throughout the coming year.
Despite certain global uncertainties, the U.S. industrial real estate sector continues to benefit from positive net absorption (the net change in total occupied industrial space), low vacancy rates and continued rent growth in our primary target markets. Consistent with recent experience and based on current market conditions, we expect average net effective rental rates on new leases signed during 2020 to be higher than the rates on expiring leases.
Technological advancements, shifting consumer preferences, and the resultant supply-chain innovations have supported continued growth of e-commerce. The dollar volume of retail goods purchased online continues to grow significantly, averaging a 14.9% annual increase over the past five years, reaching $599.5 billion over the past year, and comprises an increasing proportion of total retail sales. Total retail sales excludes food, gas, and automobile sales. As online sales grow and more retailers continue to adapt to changing consumer preferences and technologies, the need for highly-functional warehouse space near major cities is expected to increase.
The capital markets outlook for industrial real estate remains strong as institutional investor demand continues to increase in part driven by both the current industrial real estate fundamentals and the ongoing secular shift to online consumer spending.
RESULTS OF OPERATIONS
Summary of 2019 Activities
During 2019, we completed the following activities:

•	Our NAV was $10.0763 per share as of December 31, 2019 as compared to $10.0571 per share as of December 31, 2018.

•	We raised $305.0 million of gross equity capital from our public offerings.

•
We acquired 32 industrial buildings comprising 5.7 million square feet for an aggregate total purchase price of approximately $587.0 million, which is equal to the total consideration paid plus any debt assumed at fair value. We funded these acquisitions with proceeds from our public offerings and debt financings.

•
In February 2019, our $200.0 million credit facility was expanded to provide for a $200.0 million line of credit and a $200.0 million term loan. In September 2019, we expanded our line of credit by $100.0 million, for an aggregate of up to $300.0 million of commitments. During the fourth quarter of 2019, we further expanded: (i) our line of credit by $15.0 million, for an aggregate of up to $315.0 million of commitments and (ii) our term loan by $215.0 million, for an aggregate of up to $415.0 million of commitments. We have the ability to increase the size of the aggregate commitment under our line of credit and term loan from $730.0 million up to $1.0 billion, subject to certain conditions.

•
We entered into interest rate swaps during the third quarter of 2019 to hedge LIBOR on our term loan. The interest rate swaps have an aggregate notional amount of $200.0 million and effectively fix LIBOR at a weighted-average of 1.28%. Including the effects of the interest rate swaps, our term loan has an all-in interest rate ranging from 2.46% to 2.65%, depending on our consolidated leverage ratio. The interest rate swaps will expire in November 2023.

We are in the acquisition phase of our life cycle, and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offerings. Accordingly, our operating results for the years ended December 31, 2019, 2018 and 2017 are not directly comparable, nor are our results of operations for the year ended December 31, 2019 indicative of those expected in future periods. We believe that our revenues, operating expenses and interest expense will continue to increase in future periods as a result of continued growth in our portfolio and as a result of the incremental effect of anticipated future acquisitions of industrial real estate properties.

Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
The following table summarizes the changes in our results of operations for the years ended December 31, 2019 and 2018. We acquired our first property on February 26, 2018. As such, same store information is not provided due to the fact that there is less than a full year of property operations for the year ended December 31, 2018.

	For the Year Ended December 31,
(in thousands, except per share data)	2019	2018	Change
Total revenues	$40,377	$6,520	$33,857
Total rental expenses	(9,779)	(1,252)	(8,527)
Total net operating income	30,598	5,268	25,330
Other income (expenses):
Real estate-related depreciation and amortization	(22,236)	(3,541)	(18,695)
General and administrative expenses	(2,485)	(1,564)	(921)
Advisory fees, related party	(7,498)	(1,624)	(5,874)
Acquisition expense reimbursements, related party	(3,068)	(4,900)	1,832
Other expense reimbursements, related party	(1,963)	(1,195)	(768)
Interest expense and other	(8,290)	(2,250)	(6,040)
Total (reimbursement to) expense support from Advisor, net	(7,468)	5,583	(13,051)
Total other expenses	(53,008)	(9,491)	(43,517)
Net loss	(22,410)	(4,223)	(18,187)
Net loss attributable to redeemable noncontrolling interest	42	—	42
Net loss attributable to noncontrolling interests	—	—	—
Net loss attributable to common stockholders	$(22,368)	$(4,223)	$(18,145)
Weighted-average shares outstanding	37,382	9,107	28,275
Net loss per common share - basic and diluted	$(0.60)	$(0.46)	$(0.14)

	As of December 31,
(square feet in thousands)	2019	2018
Portfolio data:
Total buildings	45	13
Total rentable square feet	8,486	2,737
Total number of customers	103	18
Percent occupied of total portfolio (1)	98.7%	99.3%
Percent leased of total portfolio (1)	100.0%	100.0%

(1) See “Overview—General” above for a description of the occupied and leased rates.
Rental Revenues. Rental revenues are comprised of rental income, straight-line rent and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $33.9 million for the year ended December 31, 2019, as compared to the same period in 2018, primarily due to growth in our portfolio over this period.
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and utilities. Total rental expenses increased by approximately $8.5 million for the year ended December 31, 2019, as compared to the same period in 2018, primarily due to the growth in our portfolio over this period.
Other Expenses. Other expenses, in aggregate, increased by approximately $43.5 million for the year ended December 31, 2019, as compared to the same period in 2018, primarily due to the following:

•
an increase in real estate-related depreciation and amortization expense, advisory fees and general and administrative expenses totaling an aggregate amount of $25.5 million for the year ended December 31, 2019, as a result of the growth in our portfolio, as compared to the same period in 2018;

•
the net reimbursement to the Advisor, pursuant to the expense support agreement between us and the Advisor, of previously deferred fees and other expenses that were previously supported in the amount of $7.5 million for the year ended December 31, 2019, as compared to expense support from the Advisor of $5.6 million for the year ended December 31, 2018; and

•
an increase in interest expense of $6.0 million for the year ended December 31, 2019, primarily related to the growth in our portfolio that resulted in: (i) the interest expense derived from the term loan entered into in February 2019 and the two mortgage notes assumed in connection with the acquisition of the Dallas Infill Industrial Portfolio in June 2019; and (ii) an increase in average net borrowings under our line of credit of $29.7 million for the year ended December 31, 2019, as compared to the same period in 2018.

Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 6, 2019, which is incorporated herein by reference, for a comparison of our results of operations for the year ended December 31, 2018 and December 31, 2017.
Generally, we are prohibited by our charter from incurring total operating expenses which, at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of our average invested assets, or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period (the “2%/25% Limitation). Notwithstanding the above, we may incur operating expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. Due to the operating expenses we incurred for the four fiscal quarters ended December 31, 2019, our total operating expenses exceeded the 2%/25% Limitation. Based upon a review of unusual and non-recurring factors, including but not limited to our reimbursement of expense support payments to the Advisor and the fact that we are in the early stages of raising capital, the majority of our independent directors determined that the excess expenses were justified. For these purposes, operating expenses exclude rental expenses, real estate-related depreciation and amortization expense, acquisition expenses, taxes and impairments.
ADDITIONAL MEASURES OF PERFORMANCE
Net Loss and Net Operating Income (“NOI”)
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, acquisition-related expenses, impairment charges, general and administrative expenses, and interest expense. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such expenses, which expenses could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI. Therefore, we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance. Refer to “Results of Operations” above for a reconciliation of our GAAP net income (loss) to NOI for the years ended December 31, 2019 and 2018.
Funds from Operations (“FFO”), Company-defined Funds from Operations (“Company-defined FFO”) and Modified Funds from Operations (“MFFO”)
We believe that FFO, Company-defined FFO, and MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. Fees deferred or waived by the Advisor and payments received from the Advisor and/or reimbursed to the Advisor pursuant to the expense support agreement are included in determining our net income (loss), which is used to determine FFO, Company-defined FFO, and MFFO. If we had not received support from the Advisor and/or reimbursed the Advisor pursuant to the expense support agreement, our FFO, Company-defined FFO, and MFFO would have been lower or higher. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.
Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization and also excludes acquisition-related costs, which are characterized as expenses in determining net income (loss) under GAAP. The purchase of operating properties has been a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, the corresponding acquisition-related costs are driven by transactional activity rather than factors specific to the on-going operating performance of our properties or investments. Company-defined FFO may not be a complete indicator of our operating performance, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.
MFFO. As defined by the Institute for Portfolio Alternatives (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.
We are in the acquisition phase of our life cycle. Management does not include historical acquisition-related costs in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. We use FFO, Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. Although some REITs may present similar measures differently from us, we believe FFO, Company-defined FFO and MFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate FFO, Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of FFO, Company-defined FFO and MFFO.

The following unaudited table presents a reconciliation of GAAP net (loss) income to NAREIT FFO, Company-defined FFO and MFFO:

	For the Year Ended December 31,			For the Period from Inception (August 12, 2014) to December 31, 2019
(in thousands, except per share data)	2019	2018	2017
GAAP net (loss) income attributable to common stockholders	$(22,368)	$(4,223)	$203	$(26,563)
GAAP net (loss) income per common share	$(0.60)	$(0.46)	$0.53	$(2.90)
Reconciliation of GAAP net (loss) income to NAREIT FFO:
GAAP net (loss) income attributable to common stockholders	$(22,368)	$(4,223)	$203	$(26,563)
Add (deduct) NAREIT adjustments:
Real estate-related depreciation and amortization	22,236	3,541	—	25,777
Redeemable noncontrolling interest's share of real estate-related depreciation and amortization	(42)	—	—	(42)
NAREIT FFO attributable to common stockholders	$(174)	$(682)	$203	$(828)
NAREIT FFO per common share	0.00	$(0.07)	$0.53	$(0.09)
Reconciliation of NAREIT FFO to Company-defined FFO:
NAREIT FFO attributable to common stockholders	$(174)	$(682)	$203	$(828)
Add (deduct) Company-defined adjustments:
Acquisition expense reimbursements, related party	3,068	4,900	—	7,968
Redeemable noncontrolling interest's share of acquisition expense reimbursements, related party	(6)	—	—	(6)
Company-defined FFO attributable to common stockholders	$2,888	$4,218	$203	$7,134
Company-defined FFO per common share	$0.08	$0.46	$0.53	$0.78
Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO attributable to common stockholders	$2,888	$4,218	$203	$7,134
Add (deduct) MFFO adjustments:
Straight-line rent and amortization of above/below-market leases	(4,420)	(1,673)	—	(6,093)
Redeemable noncontrolling interest's share of straight-line rent and amortization of above/below-market leases	8	—	—	8
MFFO attributable to common stockholders	$(1,524)	$2,545	$203	$1,049
MFFO per common share	$(0.04)	$0.28	$0.53	$0.11
Weighted-average shares outstanding	37,382	9,107	381	9,170
We believe that: (i) our NAREIT FFO loss of $0.2 million, or $0.00 per share, as compared to the cash distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) in the amount of $20.3 million or $0.55 per share, for the year ended December 31, 2019; and (ii) our NAREIT FFO loss of $0.8 million, or $0.09 per share, as compared to the cash distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) of $25.5 million, or $1.75 per share, for the period from inception (August 12, 2014) to December 31, 2019, are not indicative of future performance as we are in the acquisition phase of our life cycle. See “Liquidity and Capital Resources—Distributions” below for details concerning our cash distributions, which are paid in cash or reinvested in shares of our common stock by participants in our distribution reinvestment plan.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements during our acquisition phase are and will be net proceeds from our public offerings, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, cash resulting from the expense support provided by the Advisor and cash generated from operating activities. We currently intend to maintain an allocation of at least 10% of our NAV to cash and cash equivalents. Our principal uses of funds are, and will be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, and distributions to our stockholders. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. There may be a delay between the deployment of proceeds raised from our public offerings and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments.
The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will continue to evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, other investments, and our 10% cash allocation mentioned above, we may decide to temporarily invest any unused proceeds from our public offering in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, anticipated financing activities and cash resulting from the expense support provided by the Advisor will be sufficient to meet our liquidity needs for the foreseeable future.
Cash Flows. The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

	For the Year Ended December 31,
(in thousands)	2019	2018	Change
Total cash provided by (used in):
Operating activities	$6,453	$3,154	$3,299
Investing activities	(536,903)	(299,953)	(236,950)
Financing activities	562,607	304,774	257,833
Net increase in cash, cash equivalents and restricted cash	$32,157	$7,975	$24,182
2019 Cash Flows Compared to 2018 Cash Flows
Cash provided by operating activities during the year ended December 31, 2019 increased by approximately $3.3 million as compared to the same period in 2018, primarily as a result of growth in our property operations, partially offset by interest expense, advisory fees and expense reimbursements paid to the Advisor and its affiliates. Cash used in investing activities during the year ended December 31, 2019 increased by approximately $237.0 million as compared to the same period in 2018, primarily due to our acquisition activity during 2019. Cash provided by financing activities during the year ended December 31, 2019 increased by approximately $257.8 million as compared to the same period in 2018, primarily due to an increase of $172.5 million in our net borrowing activity, as well as an increase in net proceeds raised in our public offerings of $94.5 million, partially offset by an increase in cash distributions and distribution fees paid to our common stockholders of $7.5 million.
2018 Cash Flows Compared to 2017 Cash Flows
See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 6, 2019, which is incorporated herein by reference, for a comparison of our cash flows for the years ended December 31, 2018 and December 31, 2017.

Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balance available, our capital resources and uses of liquidity are as follows:
Line of Credit and Term Loan. As of December 31, 2019, we had an aggregate of $730.0 million of commitments under our credit agreement, including $315.0 million under our line of credit and $415.0 million under our term loan. As of that date, we had $107.0 million outstanding under our line of credit with an effective interest rate of 3.26%, and $307.5 million outstanding under our term loan with an effective interest rate of 2.85%, which includes the effect of the interest rate swap agreements. The unused portion under our line of credit was $208.0 million, and we had no amounts available as of December 31, 2019. The unused portion under our term loan was $107.5 million and we had $99.7 million available as of December 31, 2019. Our $315.0 million line of credit matures in November 2023, and may be extended pursuant to a one-year extension option, subject to continuing compliance with certain financial covenants and other customary conditions. Our $415.0 million term loan matures in February 2024. Our line of credit and term loan borrowings are available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by us. A pledge of equity interests in our subsidiaries that directly own unencumbered properties will be provided until such time as we elect to terminate such pledges, subject to satisfaction of certain financial covenants. Refer to “Note 5 to the Consolidated Financial Statements” for additional information regarding our line of credit and term loan.
LIBOR is expected to be discontinued after 2021. As of December 31, 2019, our line of credit and our term loan are the portions of our indebtedness with a maturity beyond 2021 that have exposure to LIBOR. The agreement governing the term loan provides procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. During the year ended December 31, 2019, we entered into interest rate swaps to hedge LIBOR on $200.0 million of commitments under our term loan. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.
Mortgage Notes. As of December 31, 2019, we had property-level borrowings of approximately $49.3 million of principal outstanding with a weighted-average remaining term of 5.35 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.71%. Refer to “Note 5 to the Consolidated Financial Statements” for additional information regarding the mortgage notes.
Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, our agreement governing our line of credit and term loan contains certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all of our debt covenants as of December 31, 2019.
Offering Proceeds. As of December 31, 2019, aggregate gross proceeds raised since inception from our public and private offerings, including proceeds raised through our distribution reinvestment plan, were $517.7 million ($475.5 million net of direct selling costs).
Distributions. We intend to continue to accrue and make cash distributions on a regular basis. For the year ended December 31, 2019, approximately 8.9% of our total gross cash distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 91.1% of our total gross cash distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically 30.2% of our total gross cash distributions were paid from cash provided by expense support from the Advisor, 10.9% were funded with proceeds from financing activities and 50.0% of our total gross cash distributions were funded with proceeds from shares issued pursuant to our distribution reinvestment plan. Some or all of our future cash distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates (including cash received pursuant to the Expense Support Agreement as described in “Note 10 to the Consolidated Financial Statements”), interest income from our cash balances, and the net proceeds from primary shares sold in our public offerings. We have not established a cap on the amount of our cash distributions that may be paid from any of these sources. The amount of any cash distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

For the first quarter of 2020, our board of directors authorized monthly cash distributions to all common stockholders of record as of the close of business on the last business day of each month for the first quarter of 2020, or January 31, 2020, February 29, 2020 and March 31, 2020 (each a “Distribution Record Date”). The distributions were authorized at a quarterly rate of (i) $0.13625 per Class I share of common stock and (ii) $0.13625 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class W shares. This quarterly rate is equal to a monthly rate of (i) $0.04542 per Class I share of common stock and (ii) $0.04542 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class W shares. Cash distributions for each month of the first quarter of 2020 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.
There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on expense support from the Advisor and sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay such cash distributions. See “Note 10 to the Consolidated Financial Statements” for further detail regarding the Expense Support Agreement.
The following table outlines sources used, as determined on a GAAP basis, to pay total gross cash distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the quarters ended as of the dates indicated below:

	Source of Cash Distributions
($ in thousands)	Provided by Expense Support (1)		Provided by Operating Activities		Proceeds from Financing Activities		Proceeds from DRIP (2)		Gross Distributions (3)
2019
December 31	$947	14.8%	$—	—%	$2,216	34.6%	$3,242	50.6%	$6,405
September 30	1,776	31.2	1,057	18.5	—	—	2,866	50.3	5,699
June 30	2,120	45.2	256	5.5	—	—	2,319	49.4	4,695
March 31	1,295	36.6	503	14.2	—	—	1,744	49.2	3,542
Total	$6,138	30.2%	$1,816	8.9%	$2,216	10.9%	$10,171	50.0%	$20,341
2018
December 31	$1,153	51.1%	$—	—%	$—	—%	$1,102	48.9%	$2,255
September 30	751	52.4	—	—	—	—	681	47.6	1,432
June 30	452	53.1	—	—	—	—	399	46.9	851
March 31	207	51.2	—	—	—	—	197	48.8	404
Total	$2,563	51.9%	$—	—%	$—	—%	$2,379	48.1%	$4,942

(1)
For the years ended December 31, 2019 and 2018, the Advisor provided expense support of $6.1 million and $5.6 million, respectively. Expense support from the Advisor used to pay distributions is presented above without the effect of our reimbursements to the Advisor of previously deferred fees and other expenses supported. We reimbursed the Advisor $13.6 million during the year ended December 31, 2019 for previously deferred fees and other expenses supported. We did not reimburse the Advisor for any amounts pursuant to the expense support agreement in 2018. See “Note 10 to the Consolidated Financial Statements” for further detail on the expense support from and reimbursement to the Advisor during the year.

(2)	Stockholders may elect to have their cash distributions reinvested in shares of our common stock through our distribution reinvestment plan.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares issued in the primary portion of our public offerings.
For the year ended December 31, 2019, our cash flows provided by operating activities on a GAAP basis were $6.5 million as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in shares issued pursuant to our distribution reinvestment plan) of $20.3 million. For the year ended December 31, 2018, our cash flows used in operating activities on a GAAP basis were $3.2 million as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in shares issued pursuant to our distribution reinvestment plan) of $4.9 million.
Refer to “Note 8 to the Consolidated Financial Statements” for further detail on our cash distributions.

Redemptions. For the year ended December 31, 2019, we received eligible redemption requests for approximately 0.2 million shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2.3 million, or an average price of $9.81 per share. For the year ended December 31, 2018, we received eligible redemption requests for approximately 63,000 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $0.6 million, or an average price of $9.57 per share. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Share Redemption Program,” for further description of our share redemption program.
SUBSEQUENT EVENTS
Status of the Public Offerings
As of March 3, 2020, we had raised gross proceeds of $1.04 billion from the sale of 99.5 million shares of our common stock in our public offerings, including $15.5 million from the sale of 1.5 million shares of our common stock through our distribution reinvestment plan. These proceeds include $524.3 million from the sale of 50.0 million shares of our common stock in the first two months of 2020. We believe that the increased pace at which we raised capital during the first two months of 2020 was primarily due to an influx of capital from IPT shareholders who determined to invest in our common shares following their receipt of a special distribution from IPT related to the completion of IPT’s asset sale in January 2020. Due to the unique nature of these circumstances, we do not expect that this increased pace will be sustained during the remainder of 2020 and expect sales of our common shares to return to a pace more consistent with the pace we experienced during 2019. As of March 3, 2020, approximately $1.43 billion in shares of our common stock remained available for sale pursuant to our follow-on public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $492.9 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in our primary offering.
Acquisitions Under Contract
Subsequent to December 31, 2019, we had entered into contracts to acquire properties with an aggregate contract purchase price of approximately $51.6 million, comprised of four industrial buildings. There can be no assurance that we will complete the acquisition of the properties under contract.
Status of Derivative Instruments
Subsequent to December 31, 2019, we had executed two interest rate swaps on our term loan with an aggregate notional amount of $100.0 million.
CONTRACTUAL OBLIGATIONS
The following table summarizes future obligations, due by period, as of December 31, 2019, under our various contractual obligations and commitments:

(in thousands)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt (1)	$14,234	$28,415	$468,244	$12,428	$523,321
Total	$14,234	$28,415	$468,244	$12,428	$523,321

(1)	Includes principal and interest on debt. See “Note 5 to the Consolidated Financial Statements” for more detail.

OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have a material effect, on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
INFLATION
Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income to the extent such increases are not reimbursed or paid by our customers. Our leases may require our customers to pay certain taxes and operating expenses, either in part or in whole, or may provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.
CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.
Investment in Real Estate Properties
When we acquire a property, we first determine whether an acquisition constitutes a business or asset acquisition. Upon acquisition, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associates with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider customer improvements, leasing commissions and legal and other related expenses.
Impairment of Real Estate Properties
We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

•	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We may be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2019, our debt outstanding consisted of borrowings under our line of credit, term loan and mortgage notes.
Fixed Interest Rate Debt. As of December 31, 2019, our fixed interest rate debt consisted of $200.0 million under our term loan, which was effectively fixed through the use of interest swap agreements, and $49.3 million under our mortgage notes. In total, our fixed rate debt represented approximately 53.7% of our total debt as of December 31, 2019. The impact of interest rate fluctuations on our fixed interest rate debt will generally not affect our future earnings or cash flows unless such borrowings mature, are otherwise terminated or payments are made on the principal balance. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2019, the fair value and the carrying value of our fixed interest rate debt were $250.3 million and $249.3 million, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2019. Based on our debt as of December 31, 2019, we do not expect that market fluctuations in interest rates will have a significant impact on our future earnings or operating cash flows.
Variable Interest Rate Debt. As of December 31, 2019, our variable interest rate debt consisted of $107.0 million under our line of credit and $107.5 million under our term loan, which represented 46.3% of our total debt. Interest rate changes on our variable-rate debt could impact our future earnings and cash flows, but would not significantly affect the fair value of such debt. As of December 31, 2019, we were exposed to market risks related to fluctuations in interest rates on $214.5 million of borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of December 31, 2019, would change our annual interest expense by approximately $0.4 million.
Derivative Instruments. As of December 31, 2019, we had four outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $200.0 million. See “Note 5 to the Consolidated Financial Statements” for further detail on our interest rate swaps. We are exposed to credit risk of the counterparty to our interest rate swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our term loan that is fixed through the use of the swaps.

•	CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Black Creek Industrial REIT IV Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2014.
Denver, Colorado
March 5, 2020

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2019	2018
ASSETS
Net investment in real estate properties	$878,721	$301,371
Cash and cash equivalents	51,178	19,016
Restricted cash	—	5
Straight-line and tenant receivables	4,590	1,394
Due from affiliates	153	517
Acquisition deposits	500	675
Other assets	3,631	475
Total assets	$938,773	$323,453
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$5,258	$1,190
Debt, net	460,211	117,833
Notes payable to stockholders, net of debt issuance costs	—	376
Due to affiliates	30,538	18,439
Distributions payable	2,241	920
Distribution fees payable to affiliates	16,467	7,457
Other liabilities	16,855	5,465
Total liabilities	531,570	151,680
Commitments and contingencies (Note 13)
Redeemable noncontrolling interest	724	—
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value - 200,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.01 par value per share - 1,200,000 shares authorized, 45,240 and 19,759 shares issued and outstanding, respectively	452	198
Class W common stock, $0.01 par value per share - 75,000 shares authorized, 2,736 and 161 shares issued and outstanding, respectively	27	2
Class I common stock, $0.01 par value per share - 225,000 shares authorized, 1,299 and 345 shares issued and outstanding, respectively	13	3
Additional paid-in capital	451,526	180,125
Accumulated deficit	(47,730)	(8,556)
Accumulated other comprehensive income	2,190	—
Total stockholders’ equity	406,478	171,772
Noncontrolling interests	1	1
Total equity	406,479	171,773
Total liabilities and equity	$938,773	$323,453

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2019	2018	2017
Revenues:
Rental revenues	$40,377	$6,520	$—
Total revenues	40,377	6,520	—
Operating expenses:
Rental expenses	9,779	1,252	—
Real estate-related depreciation and amortization	22,236	3,541	—
General and administrative expenses	2,485	1,564	960
Organization expenses, related party	—	—	78
Advisory fees, related party	7,498	1,624	—
Acquisition expense reimbursements, related party	3,068	4,900	—
Other expense reimbursements, related party	1,963	1,195	185
Total operating expenses	47,029	14,076	1,223
Other expenses:
Interest expense and other	8,290	2,250	309
Total other expenses	8,290	2,250	309
Total expenses before expense support	55,319	16,326	1,532
Total (reimbursement to) expense support from the Advisor, net	(7,468)	5,583	1,735
Net (expenses) income after expense support	(62,787)	(10,743)	203
Net (loss) income	(22,410)	(4,223)	203
Net loss attributable to redeemable noncontrolling interest	42	—	—
Net (loss) income attributable to noncontrolling interests	—	—	—
Net (loss) income attributable to common stockholders	$(22,368)	$(4,223)	$203
Weighted-average shares outstanding	37,382	9,107	381
Net (loss) income per common share - basic and diluted	$(0.60)	$(0.46)	$0.53

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Net (loss) income	$(22,410)	$(4,223)	$203
Change from cash flow hedging derivatives	2,190	—	—
Comprehensive (loss) income	(20,220)	(4,223)	203
Comprehensive income attributable to redeemable noncontrolling interests	4	—	—
Comprehensive (loss) income attributable to common stockholders	$(20,216)	$(4,223)	$203
See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
(in thousands)	Shares	Amount
Balance as of December 31, 2016	255	$2	$2,297	$(186)	$—	$1	$2,114
Net income	—	—	—	203	—	—	203
Issuance of common stock	983	10	10,273	—	—	—	10,283
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(1,305)	—	—	—	(1,305)
Trailing distribution fees	—	—	(406)	12	—	—	(394)
Dividends to stockholders	—	—	—	(295)	—	—	(295)
Balance as of December 31, 2017	1,238	$12	$10,859	$(266)	$—	$1	$10,606
Net loss	—	—	—	(4,223)	—	—	(4,223)
Issuance of common stock	19,090	191	199,879	—	—	—	200,070
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(22,072)	—	—	—	(22,072)
Trailing distribution fees	—	—	(7,938)	875	—	—	(7,063)
Redemptions of common stock	(63)	—	(603)	—	—	—	(603)
Distributions to stockholders	—	—	—	(4,942)	—	—	(4,942)
Balance as of December 31, 2018	20,265	$203	$180,125	$(8,556)	$—	$1	$171,773
Net loss ($42 allocated to redeemable noncontrolling interest)	—	—	—	(22,368)	—	—	(22,368)
Change from cash flow hedging activities ($4 allocated to redeemable noncontrolling interest)	—	—	—	—	2,190	—	2,190
Issuance of common stock	29,243	292	304,691	—	—	—	304,983
Share-based compensation	—	—	465	—	—	—	465
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(18,847)	—	—	—	(18,847)
Trailing distribution fees	—	—	(12,545)	3,535	—	—	(9,010)
Redemptions of common stock	(233)	(3)	(2,282)	—	—	—	(2,285)
Distributions to stockholders	—	—	—	(20,341)	—	—	(20,341)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(81)	—	—	—	(81)
Balance as of December 31, 2019	49,275	$492	$451,526	$(47,730)	$2,190	$1	$406,479

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Operating activities:
Net (loss) income	$(22,410)	$(4,223)	$203
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Real estate-related depreciation and amortization	22,236	3,541	—
Straight-line rent and amortization of above- and below-market leases	(4,420)	(1,673)	—
Amortization of debt issuance costs	1,054	557	152
Other	362	—	—
Changes in operating assets and liabilities:
Tenant receivables and other assets	(825)	(133)	(163)
Accounts payable and accrued liabilities	4,417	1,175	110
Due from / to affiliates, net	6,039	3,910	(38)
Net cash provided by operating activities	6,453	3,154	264
Investing activities:
Real estate acquisitions	(533,027)	(298,478)	—
Acquisition deposits	(500)	(675)	—
Capital expenditures	(3,376)	(800)	—
Net cash used in investing activities	(536,903)	(299,953)	—
Financing activities:
Proceeds from line of credit	377,000	203,000	—
Repayments of line of credit	(389,000)	(84,000)	—
Proceeds from term loan	307,500	—	—
Repayments of notes to shareholders	(376)	—	—
Debt issuance costs paid	(4,458)	(814)	(990)
Proceeds from issuance of common stock	283,803	189,309	9,933
Distributions paid to common stockholders and to redeemable noncontrolling interest holders	(6,263)	(1,404)	(102)
Distribution fees paid to affiliates	(3,314)	(714)	(4)
Redemptions of common stock	(2,285)	(603)	—
Other	—	—	(176)
Net cash provided by financing activities	562,607	304,774	8,661
Net increase in cash, cash equivalents and restricted cash	32,157	7,975	8,925
Cash, cash equivalents, and restricted cash, at beginning of period	19,021	11,046	2,121
Cash, cash equivalents and restricted cash, at end of period	$51,178	$19,021	$11,046

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
Black Creek Industrial REIT IV Inc. (the “Company”) is a Maryland corporation formed on August 12, 2014. Unless the context otherwise requires, the “Company” refers to Black Creek Industrial REIT IV Inc. and its consolidated subsidiaries, which includes BCI IV Operating Partnership LP (the “Operating Partnership”).
The Company was formed to make equity and debt investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the U.S. Creditworthiness does not necessarily mean investment grade and the majority of our customers do not have a public credit rating. Although the Company intends to focus investment activities primarily on distribution warehouses and other industrial properties, its charter and bylaws do not preclude it from investing in other types of commercial property, real estate debt, or real estate-related equity securities. As of December 31, 2019, the Company owned and managed a real estate portfolio that included 45 industrial buildings. The Company operates as one reportable segment comprised of industrial real estate.
The Company currently operates and has been elected to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2017, and the Company intends to continue to operate in accordance with the requirements for qualification as a REIT. The Company utilizes an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of its properties and securities through the Operating Partnership, of which the Company is the sole general partner and a limited partner.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Basis of Consolidation
The consolidated financial statements include the accounts of the Company, the Operating Partnership, and its wholly-owned subsidiaries, as well as amounts related to noncontrolling interests and redeemable noncontrolling interests. See “Noncontrolling Interests” and “Redeemable Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests and redeemable noncontrolling interests. All material intercompany accounts and transactions have been eliminated.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.
Reclassifications
Certain items in the Company’s consolidated balance sheets for 2018 have been reclassified to conform to the 2019 presentation. Debt issuance costs related to the line of credit have been reclassified from assets to liabilities and are presented on the consolidated balance sheets as a direct deduction from the related debt liability.
Investment in Real Estate Properties
The Company first determines whether an acquisition constitutes a business or asset acquisition. Upon either a business or asset acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-

market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”
If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. During 2019, two debt instruments were assumed at fair value of $50.4 million. No debt was assumed in connection with any of the properties acquired during 2018. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the balance sheet when certain criteria are met.
The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of the Company’s real estate assets are capitalized as incurred. These costs include capitalized interest and development acquisition fees. Other than the transaction costs associated with the acquisition of a property described above, the Company does not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building	20 to 40 years
Building and land improvements	5 to 20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options
Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk.
Derivative Instruments
The Company records its derivative instruments at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. The Company’s interest rate swap derivative instruments are designated as cash flow hedges and are used to hedge exposure to variability in expected future interest payments. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. The Company does not use derivative instruments for trading or speculative purposes.
Debt Issuance Costs
Debt issuance costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the terms of the related credit facilities. Unamortized debt issuance costs are written off if debt is retired before its maturity date. Accumulated amortization of debt issuance costs was approximately $1.7 million and $0.7 million as of December 31, 2019 and 2018, respectively. For the years ended December 31, 2019, 2018 and 2017, the Company’s interest expense included approximately $1.1 million, $0.6 million and $0.2 million, respectively, of amortization of financing costs. Debt issuance costs related to the notes payable to certain stockholders were recorded as a direct deduction from the principal amount of that liability.
Distribution Fees
Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T shares and Class W shares in the primary portion of the Company’s public offerings. The Company accrues for: (i) the monthly amount payable as of the balance sheet date, and (ii) the estimated amount of distribution fees to be paid in future periods based on the Class T shares and Class W shares outstanding as of the balance sheet date. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 10” for additional information regarding when distribution fees become payable.
Noncontrolling Interests
Due to the Company’s control of the Operating Partnership through its sole general partner interest and its limited partner interest, the Company consolidates the Operating Partnership. The limited partner interests not owned by the Company are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity. As the limited partner interests do not participate in the profits and losses of the Operating Partnership, there is no net income or loss attributable to the noncontrolling interests on the consolidated statements of operations. See “Note 12” for additional information.
Redeemable Noncontrolling Interest
BCI IV Advisors Group LLC (the “Sponsor”) holds, either directly or indirectly, partnership units in the Operating Partnership (“OP Units”), which were issued as payment of the performance component of the advisory fee pursuant to the amended and restated advisory agreement (the “Advisory Agreement”) by and among the Company, the Operating Partnership and BCI IV Advisors LLC (the “Advisor”). The Company has classified these OP Units as redeemable noncontrolling interest in mezzanine equity on the consolidated balance sheets due to the fact that, as defined in the operating partnership agreement, the Sponsor has the ability to transfer or redeem its OP units at the election of the Sponsor. The redeemable noncontrolling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP units at the end of each measurement period.
Revenue Recognition
When a lease is entered into, the Company first determines if the collectability from the tenant is probable. If the collectability is not probable the Company recognizes revenue when the payment has been received. If the collectability is determined to be probable the Company records rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, the Company records receivables from tenants for rent that the Company expects to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. The Company evaluates collectability from its tenants on an ongoing basis, if the assessment of collectability changes during the lease term, any difference between the revenue that was recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When the Company acquires a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2019 and 2018, the Company has no allowance for doubtful accounts.
In connection with property acquisitions, the Company may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.
The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon the disposition of an asset, the Company will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.
Organization and Offering Expenses
Organization costs are expensed as incurred and offering expenses associated with the Company’s public offerings are recorded as a reduction of gross offering proceeds in additional paid-in capital. See “Note 10” for additional information regarding when organization and offering expenses become reimbursable.
Income Taxes
The Company elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the year ended December 31, 2017. As a REIT, the Company generally is not subject to federal income taxes on net income it distributes to stockholders. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.
Net Income (Loss) Per Common Share
The Company computes net income (loss) per common share by dividing net income (loss) by the weighted-average number of common shares outstanding during the period for each class. There are no class specific expenses and each class of common stock shares equally in the profits and losses of the Company. There were no dilutive shares for the years ended December 31, 2019, 2018 and 2017.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. The Company believes it mitigates this risk by investing its cash with high-credit quality financial institutions.
Fair Value Measurements
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that the Company could realize upon settlement.
The fair value hierarchy is as follows:
Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3—Unobservable inputs that cannot be corroborated by observable market data.
Recently Adopted Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted the standard using the modified transition approach when it became effective for the Company, as of the reporting period beginning January 1, 2019, and the Company elected the practical expedients available for implementation under the standard. Under the practical expedients election, the Company was not required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The practical expedient also allowed the Company to not separate tenant reimbursement revenue from rental revenue if certain criteria were met. The Company assessed the criteria and concluded that the timing and pattern of transfer for rental revenue and the related tenant reimbursement revenue are the same and the lease component, if accounted for separately, would be classified as an operating lease. As such, the Company accounts for and presented rental revenue and tenant reimbursement revenue as a single component in the consolidated statements of operations. Additionally, guidance and targeted improvements to ASU 2016-02 were made through the issuance of supplemental ASUs. In January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates ASU 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and nonlease components. The Company adopted these ASUs using the modified retrospective transition approach when they became effective for the Company as of the reporting period beginning January 1, 2019, and the Company elected the practical expedients available for implementation under the standards. The adoption of ASU 2016-02 and its supplemental standards did not have a material effect on the Company’s consolidated financial statements.
In July 2019, the FASB issued ASU No. 2019-07, “Codification Updates to SEC Sections” (“ASU 2019-07”), which updates various codification topics by clarifying or improving the disclosure requirements to align with the SEC’s regulations. The Company adopted this standard immediately upon its issuance. The adoption did not have a material effect on the Company’s consolidated financial statements.

3. REAL ESTATE ACQUISITIONS
During the years ended December 31, 2019 and 2018, the Company acquired 100% of the following properties, all of which were determined to be asset acquisitions:

($ in thousands)	Acquisition Date	Number of Buildings	Total Purchase Price (1)
2019 Acquisitions:
Airport Industrial Center	1/8/2019	1	$8,136
Kelly Trade Center	1/31/2019	1	15,340
7A Distribution Center	2/11/2019	1	12,151
Quakerbridge Distribution Center	3/11/2019	1	8,594
Hebron Airpark Logistics Center	5/30/2019	1	11,800
Las Vegas Light Industrial Portfolio	5/30/2019	4	59,271
Monte Vista Industrial Center	6/7/2019	1	15,539
King of Prussia Core Infill Portfolio	6/21/2019	5	31,978
Dallas Infill Industrial Portfolio (2)	6/28/2019	5	116,055
Edison Distribution Center	6/28/2019	1	27,598
395 Distribution Center	8/5/2019	2	54,018
I-80 Distribution Center	9/4/2019	4	72,009
Avenue B Industrial Center	9/11/2019	1	7,113
485 Distribution Center	9/13/2019	1	43,059
Weston Business Center	12/10/2019	1	32,411
Marigold Distribution Center	12/20/2019	1	39,735
Bishops Gate Distribution Center	12/31/2019	1	32,226
Total 2019 Acquisitions		32	$587,033
2018 Acquisitions:
Ontario Industrial Center	2/26/2018	1	$10,595
Medley Industrial Center	4/11/2018	1	7,423
Ontario Distribution Center	5/17/2018	1	30,758
Park 429 Logistics Center	6/7/2018	2	44,882
Pescadero Distribution Center	6/20/2018	1	45,623
Gothard Industrial Center	6/25/2018	1	10,096
Midway Industrial Center	10/22/2018	1	8,127
Executive Airport Distribution Center	11/20/2018	1	51,070
Iron Run Distribution Center	12/4/2018	1	15,522
Elgin Distribution Center	12/11/2018	1	20,983
Addison Distribution Center II	12/21/2018	1	12,448
Fontana Distribution Center	12/28/2018	1	42,501
Total 2018 Acquisitions		13	$300,028

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.

(2)	Total purchase price includes debt assumed at fair value as of the acquisition date of $50.4 million, with a principal amount of $49.3 million.

During the years ended December 31, 2019 and 2018, the Company allocated the purchase price of its acquisitions to land, building, and intangible lease assets and liabilities as follows:

	For the Year Ended December 31,
(in thousands)	2019	2018
Land	$170,533	$91,087
Building and improvements	373,414	188,638
Intangible lease assets	50,983	24,098
Above-market lease assets	1,260	247
Below-market lease liabilities	(9,157)	(4,042)
Total purchase price (1)	$587,033	$300,028

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.
Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. The weighted-average amortization periods for the intangible lease assets and liabilities acquired in connection with the Company’s acquisitions during the years ended December 31, 2019 and 2018, as of the respective date of each acquisition, was 4.9 years and 5.8 years, respectively.
4. INVESTMENT IN REAL ESTATE
As of December 31, 2019 and 2018, the Company’s investment in real estate properties consisted of 45 and 13 industrial buildings, respectively.

	As of December 31,
(in thousands)	2019	2018
Land	$261,620	$91,087
Building and improvements	564,669	188,872
Intangible lease assets	77,294	24,492
Construction in progress	1,126	476
Investment in real estate properties	904,709	304,927
Less accumulated depreciation and amortization	(25,988)	(3,556)
Net investment in real estate properties	$878,721	$301,371
Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities as of December 31, 2019 and 2018 included the following:

	As of December 31, 2019			As of December 31, 2018
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$75,787	$(11,734)	$64,053	$24,245	$(1,450)	$22,795
Above-market lease assets (1)	1,507	(211)	1,296	247	(15)	232
Below-market lease liabilities (2)	(13,199)	2,494	(10,705)	(4,042)	582	(3,460)

(1)	Included in net investment in real estate properties on the consolidated balance sheets.

(2)	Included in other liabilities on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2019, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
Year 1	$16,482	$341	$2,819
Year 2	14,086	314	2,351
Year 3	10,467	261	1,696
Year 4	7,440	192	979
Year 5	4,678	50	671
Thereafter	10,900	138	2,189
Total	$64,053	$1,296	$10,705
Future Minimum Rent
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Company from its customers under the terms of non-cancelable operating leases in effect as of December 31, 2019 and 2018, excluding rental revenues from the potential renewal or replacement of existing leases, were as follows for the next five years and thereafter:

	As of December 31,
(in thousands)	2019	2018
Year 1	$45,233	$14,354
Year 2	44,013	14,877
Year 3	38,125	14,567
Year 4	30,902	12,756
Year 5	22,158	10,834
Thereafter	56,822	21,378
Total	$237,253	$88,766
Rental Revenue Adjustments and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$2,703	$1,106	$—
Above-market lease amortization	(196)	(15)	—
Below-market lease amortization	1,913	582	—
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$11,952	$2,091	$—
Intangible lease asset amortization	10,284	1,450	—

5. DEBT
The Company’s indebtedness is currently comprised of borrowings under its line of credit, term loan, and mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. A summary of the Company’s debt is as follows:

	Weighted-Average Effective Interest Rate as of			Balance as of
($ in thousands)	December 31, 2019	December 31, 2018	Maturity Date	December 31, 2019	December 31, 2018
Line of credit (1)	3.26%	4.10%	November 2023	$107,000	$119,000
Term loan (2)	2.85	—	February 2024	307,500	—
Fixed-rate mortgage notes (3)	3.71	—	August 2024 - December 2027	49,250	—
Total principal amount / weighted-average (4)	3.04%	4.10%		$463,750	$119,000
Less unamortized debt issuance costs				$(4,602)	$(1,167)
Add mark-to-market adjustment on assumed debt				1,063	—
Total debt, net				$460,211	$117,833
Gross book value of properties encumbered by debt				$117,049	$—

(1)
The effective interest rate is calculated based on either: (i) the London Interbank Offered Rate (“LIBOR”) plus a margin ranging from 1.30% to 2.10%; or (ii) an alternative base rate plus a margin ranging from 0.30% to 1.10%, each depending on the Company’s consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The line of credit is available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by the Company. A pledge of equity interests in the Company’s subsidiaries that directly own unencumbered properties will be provided until such time as the Company elects to terminate such pledges, subject to satisfaction of certain financial covenants. As of December 31, 2019, total commitments for the line of credit were $315.0 million, the unused portion under the line of credit was $208.0 million, none of which was available.

(2)
The effective interest rate is calculated based on either (i) LIBOR plus a margin ranging from 1.25% to 2.05%; or (ii) an alternative base rate plus a margin ranging from 0.25% to 1.05%, depending on the Company’s consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements. As of December 31, 2019, total commitments for the term loan were $415.0 million, the unused portion under the term loan was $107.5 million, of which $99.7 million was available. This term loan is available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by the Company.

(3)
Interest rates range from 3.59% to 3.75%. The assets and credit of each of the Company’s properties pledged as collateral for the Company’s mortgage notes are not available to satisfy the Company’s other debt and obligations, unless the Company first satisfies the mortgage notes payable on the respective underlying properties.

(4)	The weighted-average remaining term of the Company’s debt was approximately 4.2 years as of December 31, 2019, excluding any extension options on the line of credit.
As of December 31, 2019, the principal payments due on the Company’s consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loan	Mortgage Notes	Total
2020	$—	$—	$—	$—
2021	—	—	—	—
2022	—	—	—	—
2023	107,000	—	—	107,000
2024	—	307,500	38,000	345,500
Thereafter	—	—	11,250	11,250
Total principal payments	$107,000	$307,500	$49,250	$463,750

(1)	The term of the line of credit may be extended pursuant to a one-year extension option, subject to certain conditions.

Debt Covenants
The Company’s line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. The Company was in compliance with all covenants as of December 31, 2019.
Derivative Instruments
To manage interest rate risk for certain of its variable-rate debt, the Company uses interest rate swaps as part of its risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by providing a fixed interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Certain of the Company’s variable-rate borrowings are not hedged, and therefore, to an extent, the Company has on-going exposure to interest rate movements.
For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt. The gain or loss on the derivative instrument is presented in the same line item on the consolidated statement of operations as the earnings effect of the hedged item.
During the next 12 months, the Company estimates that approximately $0.7 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt.
The following table summarizes the location and fair value of the cash flow hedges on the Company’s consolidated balance sheets as of December 31, 2019. The Company did not have any cash flow hedges as of December 31, 2018.

($ in thousands)	Number of Contracts	Notional Amount	Balance Sheet Location	Fair Value
As of December 31, 2019
Interest rate swaps	4	$200,000	Other assets	$2,190
The following table presents the effect of the Company’s cash flow hedges on the Company’s consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Derivative Instruments Designated as Cash Flow Hedges
Gain recognized in AOCI	$2,642	$—	$—
Gain reclassified from AOCI into interest expense	(452)	—	—
Total interest expense and other presented in the consolidated statements of operations in which the effects of the cash flow hedges are recorded	8,290	—	—
6. NOTES PAYABLE TO STOCKHOLDERS
On December 1, 2016, the Company issued to each of the 125 separate investors in the private offering (as described in “Note 8”) a promissory note with a principal amount of approximately $3,003 that were due to mature on November 30, 2046. The purchase price for each note was approximately $3,003, for an aggregate amount of approximately $376,000. The Company paid interest on the unpaid principal amount of the notes at a fixed rate of 18.25% per annum per note payable semi-annually in arrears. On October 1, 2019, the Company repaid the notes in their entirety, including accrued interest. The Company issued the notes as part of the private offering in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder.
The debt issuance costs related to the notes payable and the associated accumulated amortization were written off in 2019 in connection with the repayment of the notes payable.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company estimates the fair value of its financial instruments using available market information and valuation methodologies it believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that the Company would realize upon disposition of its financial instruments.
Fair Value Measurements on a Recurring Basis
The following table presents the Company’s financial instruments measured at fair value on a recurring basis as of December 31, 2019. The Company did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2018.

(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
As of December 31, 2019
Assets
Derivative instruments	$—	$2,190	$—	$2,190
Total assets measured at fair value	$—	$2,190	$—	$2,190
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Derivative Instruments. The derivative instruments are interest rate swaps. The interest rate swaps are standard cash flow hedges whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the interest rate swaps being unique and not actively traded, the fair value is classified as Level 2. See “Note 5” above for further discussion of the Company’s derivative instruments.
Nonrecurring Fair Value of Financial Measurements
As of December 31, 2019 and 2018, the fair values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values due to the short-term nature of these instruments. The table below includes fair values for certain of the Company’s financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2019		As of December 31, 2018
(in thousands)	Carrying Value (1)	Fair Value	Carrying Value (1)	Fair Value
Line of credit	$107,000	$107,000	$119,000	$119,000
Term loan	307,500	307,500	—	—
Fixed rate mortgage notes	49,250	50,326	—	—
Notes payable to stockholders (2)	—	—	376	376

(1)	The carrying value reflects the principal amount outstanding.

(2)	On October 1, 2019, the Company repaid the notes in their entirety, plus accrued interest. See “Note 6 to the Consolidated Financial Statements” for further detail regarding the notes to stockholders.
8. STOCKHOLDERS’ EQUITY
Public Offerings
On February 18, 2016, the SEC declared the Company’s registration statement for its initial public offering of up to $2.0 billion of shares of its common stock effective. On September 5, 2019, the Company’s initial public offering was terminated immediately upon effectiveness of the Company’s registration statement for its follow-on public offering of up to $2.0 billion of shares of its common stock, and the follow-on public offering commenced the same day. Under the follow-on public offering, the Company is offering up to $1.5 billion of shares of its common stock in the primary offering and up to $500.0 million of shares of its common stock pursuant to its distribution reinvestment plan, in any combination of Class T shares, Class W shares and Class I shares. The Company may reallocate amounts between the primary offering and distribution reinvestment plan. The Company’s follow-on public offering is a continuous offering that will end no later than September 5, 2021, unless extended in accordance with federal and state securities laws. Black Creek Capital Markets, LLC (the “Dealer Manager”), a related party, provides dealer manager services in connection with the Company’s public offerings.
The Class T shares, Class W shares, and Class I shares, all of which are collectively referred to herein as shares of common stock, have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. The per share amount of distributions paid on Class T shares and Class W shares will be lower than the per share amount of distributions paid on Class I shares because of the distribution fees payable with respect to Class T shares and Class W shares sold in the primary offering.
Pursuant to its public offerings, the Company offered and continues to offer shares of its common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of the Company’s common stock most recently disclosed. The Company’s NAV per share is calculated as of the last calendar day of each month for each of its outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to the Company’s distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. The Company may update a previously disclosed transaction price in cases where the Company believes there has been a material change (positive or negative) to its NAV per share relative to the most recently disclosed monthly NAV per share.
Private Offering
On December 1, 2016, the Company issued to each of 125 separate investors 56 Class I shares of common stock and 56 Class T shares of common stock. The purchase price for all shares was $8.90 per share. In the aggregate, the Company issued 7,000 Class I shares and 7,000 Class T shares for $124,600. The Company issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder. In conjunction with issuing these shares, the Company incurred offering costs of $24,694. These costs were determined to be a cost of raising capital and were recorded as additional paid-in capital. The private offering also included the issuance of promissory notes to the investors, as described in “Note 6.” See below for a summary of total amount raised in the private offering.
Summary of the Public and Private Offerings
A summary of the Company’s public offerings, including shares sold through the primary offering and the Company’s distribution reinvestment plan (“DRIP”), and its private offering, as of December 31, 2019, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders (1)	Total
Amount of gross proceeds raised:
Primary offering	$465,829	$27,526	$12,393	$—	$505,748
DRIP	10,816	370	308	—	11,494
Private offering	62	—	62	376	500
Total offering	$476,707	$27,896	$12,763	$376	$517,742
Number of shares issued:
Primary offering	44,316	2,738	1,253	—	48,307
DRIP	1,077	37	31	—	1,145
Private offering	7	—	7	—	14
Stock grants	—	6	3	—	9
Total offering	45,400	2,781	1,294	—	49,475

(1)
On October 1, 2019, the Company repaid the notes to stockholders in their entirety, plus accrued interest. See “Note 6 to the Consolidated Financial Statements” for further detail regarding the notes to stockholders.

As of December 31, 2019, approximately $1.9 billion in shares of common stock remained available for sale pursuant to the Company’s follow-on public offering in any combination of Class T, Class W and Class I shares, including approximately $496.9 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.

Common Stock
The following table summarizes the changes in the shares outstanding for each class of common stock for the periods presented below:

(in thousands)	Class T Shares	Class W Shares	Class I Shares (1)	Total Shares
Balance as of December 31, 2016	7	—	248	255
Issuance of common stock:
Primary shares	968	—	—	968
DRIP	1	—	5	6
Stock dividends	—	6	3	9
Balance as of December 31, 2017	976	6	256	1,238
Issuance of common stock:
Primary shares	18,643	154	97	18,894
DRIP	189	1	6	196
Redemptions	(49)	—	(14)	(63)
Balance as of December 31, 2018	19,759	161	345	20,265
Issuance of common stock:
Primary shares	24,705	2,584	935	28,224
DRIP	887	36	20	943
Stock grants	—	—	76	76
Redemptions	(111)	(45)	(77)	(233)
Balance as of December 31, 2019	45,240	2,736	1,299	49,275

(1)	Includes 20,000 Class I shares sold to the Advisor in November 2014. See “Note 10” for additional information.
Dividends
Prior to the third quarter of 2017, cash distributions were paid on a quarterly basis and were calculated for each day the stockholder had been a stockholder of record during such quarter. Beginning with the third quarter of 2017, cash distributions have been paid on a monthly basis and are calculated as of monthly record dates. Cash distributions for stockholders who had elected to participate in the Company’s distribution reinvestment plan were reinvested into shares of the same class of the Company’s common stock as the shares to which the distributions related. In addition to the cash distributions, the Company’s board of directors authorized special daily stock dividends to all common stockholders of record as of the close of business on each day for the first, second and third quarters of 2017 in an amount equal to 0.0000410959 of a share of common stock on each outstanding share of common stock. These special stock dividends were issued as additional shares of the same class of the Company’s common stock as the shares to which the stock dividends related. The special stock dividends were issued and recorded in our stockholder records on the first business day of the calendar month immediately following the last day of the applicable calendar quarter. Stock dividends for each stockholder were calculated for each day the stockholder had been a stockholder of record during such quarter. In addition to the special stock dividends, the Company’s board of directors authorized the issuance of a stock dividend to all holders of Class T shares, whereby each Class T shareholder of record as of the close of business on September 29, 2017 received 50 Class W shares. This stock dividend was issued following the close of business on October 2, 2017. The Company refers to cash distributions and stock dividends collectively as dividends.

Cash Distributions. The following table summarizes the Company’s cash distribution activity (including distributions reinvested in shares of the Company’s common stock) for each of the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash	Reinvested in Shares	Distribution Fees (2)	Gross Distributions (3)
2019
December 31	$0.13625	$2,058	$3,242	$1,105	$6,405
September 30	0.13625	1,841	2,866	992	5,699
June 30	0.13625	1,558	2,319	818	4,695
March 31	0.13625	1,178	1,744	620	3,542
Total	$0.54500	$6,635	$10,171	$3,535	$20,341
2018
December 31	$0.13625	$747	$1,102	$406	$2,255
September 30	0.13625	495	681	256	1,432
June 30	0.13625	305	399	147	851
March 31	0.13625	140	197	67	404
Total	$0.54500	$1,687	$2,379	$876	$4,942
2017
December 31	$0.13625	$45	$44	$12	$101
September 30	0.13625	25	11	—	36
June 30	0.12950	23	10	—	33
March 31	0.12950	23	10	—	33
	$0.53150	$116	$75	$12	$203

(1)
Amounts reflect the quarterly distribution rate authorized by the Company’s board of directors per Class T share, per Class W share, and per Class I share of common stock. As noted above, commencing with the third quarter of 2017, distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares and Class W shares of common stock are reduced by the respective distribution fees that are payable with respect to such Class T shares and Class W shares.

(2)
Distribution fees are paid monthly to the Dealer Manager with respect to Class T shares and Class W shares issued in the primary portion of the Company’s public offerings only. Refer to “Note 10” for further detail regarding distribution fees.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares issued in the primary portion of the Company’s public offerings.
Redemptions
Subject to certain restrictions and limitations, a stockholder may redeem shares of the Company’s common stock, regardless of share class, for cash at a price equal to the transaction price in effect as of the last calendar day of that month, except that shares of the Company’s common stock that have not been outstanding for at least one year will be redeemed at 95.0% of the transaction price and Class T shares that have been outstanding for at least one year but less than two years will be redeemed at 97.5% of the transaction price. The “transaction price” generally will be equal to the NAV per share of the Company’s common stock most recently disclosed by the Company. Redemptions are limited by the Company in accordance with a monthly and quarterly cap. While the Company is not obligated to redeem shares of its common stock under its share redemption program, it intends to redeem shares under its share redemption program on a monthly basis. However, the Company’s board of directors may determine from time to time to adjust the timing of redemptions or suspend, terminate or otherwise modify the Company’s share redemption program.
The following table summarizes the Company’s redemption activity for the periods presented below:

	For the Year Ended December 31,
(in thousands, except per share data)	2019	2018	2017
Number of eligible shares redeemed	233	63	—
Aggregate dollar amount of shares redeemed	$2,285	$603	$—
Average redemption price per share	$9.81	$9.57	$—

9. INCOME TAXES
The Company has concluded there were no uncertain tax positions as of December 31, 2019, 2018 and 2017. The U.S. is the major tax jurisdiction for the Company and the earliest tax year subject to examination by the taxing authority is 2015.
Distributions
Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed the Company’s current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. For taxable years beginning before January 1, 2026, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. At the beginning of each year, the Company notifies its stockholders of the taxability of the distributions paid during the preceding year. The unaudited preliminary taxability of the Company’s 2019, 2018 and 2017 distributions were:

	For the Year Ended December 31,
(unaudited)	2019	2018	2017
Ordinary income	—%	—%	—%
Non-taxable return of capital	100.0	100.0	100.0
Long-term capital gain	—	—	—
Total distribution	100.0%	100.0%	100.0%
10. RELATED PARTY TRANSACTIONS
The Company relies on the Advisor, a related party, to manage the Company’s day-to-day operating and acquisition activities and to implement the Company’s investment strategy pursuant to the terms of the amended and restated advisory agreement (2019), dated June 12, 2019, by and among the Company, the Operating Partnership and the Advisor. The current term of the Advisory Agreement ends June 12, 2020, subject to renewals by the Company’s board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with the follow-on public offering pursuant to the terms of the dealer manager agreement, effective as of September 5, 2019 (the “Dealer Manager Agreement”), by and among the Company, the Advisor and the Dealer Manager. Black Creek Property Management Company LLC (the “Property Manager”) may perform certain property management services on behalf of the Company and the Operating Partnership. The Sponsor, which owns the Advisor, is presently directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates and the Sponsor and the Advisor are jointly controlled by the estate of Mr. Blumberg, Messrs Mulvihill and Zucker and/or their respective affiliates. The Dealer Manager and the Property Manager are presently each directly or indirectly majority owned, controlled and/or managed by the estate of Mr. Blumberg, Messrs Mulvihill and/or Zucker and/or their respective affiliates. Mr. Zucker is the Chairman of our board of directors. The Advisor, the Sponsor, the Dealer Manager and the Property Manager receive compensation in the form of fees and expense reimbursements for services relating to the public offerings and for the investment and management of the Company’s assets. The following is a description of the fees and expense reimbursements payable to the Advisor, the Sponsor, the Property Manager and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement, the Dealer Manager Agreement, the amended and restated management agreement between the Company and the Property Manager, and the sixth amended and restated limited partnership agreement of the Operating Partnership.

Selling Commissions, Dealer Manager Fees and Distribution Fees. The Dealer Manager is entitled to receive upfront selling commissions and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the offering price at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of Class T shares and Class W shares sold in the primary portion of the offerings. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class W	Class I
Selling commissions (as % of offering price)	up to 2.0%	—%	—%
Dealer manager fees (as % of offering price)	up to 2.5%	—%	—%
Distribution fees (as % of NAV per annum)	1.0%	0.5%	—%
The Company will cease paying the distribution fees with respect to individual Class T shares and Class W shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T share or Class W share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of the Company’s common stock on a national securities exchange; (ii) the Company’s merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with the Company’s transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.5% of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in the primary portion of the offerings.
Advisory Fee. The advisory fee consists of a fixed component and a performance component. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to the Company and a fee payable to the Advisor in connection with a disposition. The following table details the fixed component of the advisory fee.

Fixed Component
% of aggregate cost of real property assets located in the U.S. (per annum)	0.80%
% of aggregate cost of real property assets located outside the U.S. (per annum)	1.20%
% of aggregate cost or investment of any interest in any other real estate-related entity or debt investment or other investment (per annum)	0.80%
% of total consideration paid in connection with the disposition of real property or a liquidity event involving gross market capitalization of the Company upon occurrence of a listing	1.00%
The performance component of the advisory fee, which generally will be paid to the Sponsor in its capacity as holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”), is a performance based amount in the form of an allocation and distribution. This amount will be paid to the Sponsor, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Sponsor, all or a portion of this amount will be paid instead to the Advisor in the form of an allocation and distribution, as described in the Advisory Agreement.
The performance component of the advisory fee is calculated as the lesser of: (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward; and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5.0% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted average Fund Interests outstanding during the year. In no event will the performance component of the advisory fee be less than zero. “Fund Interests” means the outstanding shares of the Company’s common stock and any OP Units held by third parties. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Sponsor or the Advisor, as applicable, will earn a performance component equal to 100.0% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward.
The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from the Company’s payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., the Company’s ongoing class-specific fees). If the performance component is being calculated with respect to a year in which the Company completes a liquidity event, for purposes of determining the annual total return amount, the change in NAV per Fund Interest will be deemed to equal the difference between the NAV per Fund Interest as of the end of the prior calendar year and the value per Fund Interest determined in connection with such liquidity event, as described in the Advisory Agreement. The “loss carryforward” referred to above tracks any negative annual total return amounts from prior years and offsets the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. The loss carryforward was zero as of December 31, 2019.
Property Management and Leasing Fees. Property management fees may be paid to the Property Manager or its affiliates in an amount equal to a market based percentage of the annual gross revenues of each real property owned by the Company and managed by the Property Manager. Such fee is expected to range from 2.0% to 5.0% of annual gross revenues. In addition, the Company may pay the Property Manager or its affiliates a separate fee for initially leasing‑up the Company’s real properties, for leasing vacant space in the Company’s real properties and for renewing or extending current leases on the Company’s real properties. Such leasing fee will be in an amount that is usual and customary for comparable services rendered to similar assets in the geographic market of the asset (generally expected to range from 2.0% to 8.0% of the projected first year’s annual gross revenues of the property); provided, however, that the Company will only pay a leasing fee to the Property Manager or its affiliates if the Property Manager or its affiliates provide leasing services, directly or indirectly. No property management nor leasing fees had been incurred as of December 31, 2019.
Organization and Offering Expenses. The Advisor agreed to advance all of the Company’s organization and offering expenses on the Company’s behalf, excluding upfront selling commissions, dealer manager fees and distribution fees, through December 31, 2019. The Company will reimburse the Advisor for all such advanced expenses ratably over the 60 months following December 31, 2019. Beginning January 1, 2020, the Company reimburses the Advisor for any organization and offering expenses that it pays on the Company’s behalf as and when paid. The Company’s total cumulative organization and offering expenses may not exceed 15.0% of the gross proceeds from the primary offering. As such, the Company does not consider organization and offering expenses above that amount to be currently payable, but such amounts may become payable in the future.
Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, the Company has agreed to reimburse the Advisor for all acquisition expenses incurred on the Company’s behalf in connection with the selection, acquisition, development or origination of its investments, whether or not such investments are acquired. As these expense reimbursements are not directly attributable to a specified property, they are expensed as incurred on the consolidated statements of operations. Until December 31, 2019, the Advisor deferred reimbursement of all or a portion of acquisition expenses incurred or paid on the Company’s behalf if, in a given month, the reimbursement of acquisition expenses to the Advisor would have caused the NAV per share to be lower than the lesser of $10.00 or the NAV per share calculated for the prior month, which the Company refers to as a shortfall. If the reimbursement would have resulted in a shortfall, then the Advisor deferred reimbursement of acquisition expenses in the amount necessary to prevent a shortfall for such month. The Advisor will be reimbursed for any such unreimbursed acquisition expenses ratably over the eighteen months following December 31, 2019. As of December 31, 2019, there were no unreimbursed acquisition expenses.
Fees from Other Services. The Company retains certain of the Advisor’s affiliates, from time to time, for services relating to the Company’s investments or its operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting‑related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Any such arrangements will be at market rates or reimbursement of costs.

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of
(in thousands)	2019	2018	2017	December 31, 2019	December 31, 2018
Expensed:
Organization costs (1)	$—	$—	$78	$78	$78
Advisory fee—fixed component	4,585	901	—	593	200
Advisory fee—performance component	2,913	723	—	2,913	723
Acquisition expense reimbursements (2)	3,068	4,900	—	182	3,500
Other expense reimbursements (3)	1,963	1,195	185	473	299
Total	$12,529	$7,719	$263	$4,239	$4,800
Additional Paid-In Capital:
Selling commissions	$6,391	$4,372	$203	$—	$—
Dealer manager fees	5,306	4,430	253	—	—
Offering costs (1)	7,150	13,270	849	21,269	14,119
Distribution fees—current (4)	3,535	875	12	389	168
Distribution fees—trailing (4)	9,010	7,063	394	16,467	7,457
Total	$31,392	$30,010	$1,711	$38,125	$21,744

(1)	As of December 31, 2019, the Advisor had incurred $21.3 million of offering costs and $0.1 million of organization costs on behalf of the Company.

(2)
Reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on the Company’s behalf in connection with the selection, acquisition, development or origination of an asset.

(3)
Other expense reimbursements include certain expenses incurred in connection with the services provided to the Company under the Advisory Agreement. These reimbursements include a portion of compensation expenses of individual employees of the Advisor, including certain of the Company’s named executive officers, related to services for which the Advisor does not otherwise receive a separate fee. A portion of the compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by the Company. The Company shows these as reimbursements to the Advisor to the same extent that the Company recognizes the related share-based compensation on its consolidated statements of operations. The Company reimbursed the Advisor approximately $1.8 million, $0.9 million and $0.2 million for the years ended December 31, 2019, 2018 and 2017, respectively, for such compensation expenses. The remaining amount of other expense reimbursements relate to other general overhead and administrative expenses including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

(4)
The distribution fees accrue daily and are payable monthly in arrears. The monthly amount of distribution fees payable is included in distributions payable on the consolidated balance sheets. Additionally, the Company accrues for estimated trailing amounts payable based on the shares outstanding as of the balance sheet date, which are included in distribution fees payable to affiliates on the consolidated balance sheets. All or a portion of the distribution fees are reallowed or advanced by the Dealer Manager to unaffiliated participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares.

Transactions with Affiliates
In November 2014, the Company sold 20,000 shares of Class A common stock to the Advisor at a price of $10.00 per share. Additionally, the Operating Partnership issued 20,000 OP Units to the Company in exchange for $200,000. The Operating Partnership also issued 100 Special Units to the Sponsor for consideration of $1,000. The Special Units are classified as noncontrolling interests.
Performance Fee OP Units
The 2018 performance component of the advisory fee in the amount of $0.7 million became payable to the Sponsor on December 31, 2018 and, on January 1, 2019, the Company issued approximately 72,000 Class I OP Units to the Sponsor as payment for the 2018 performance component of the advisory fee. Such Class I OP Units were issued at the NAV per unit as of December 31, 2018. The 2019 performance component of the advisory fee in the amount of $2.9 million became payable to the Sponsor on December 31, 2019, which were issued as Class I OP units in January 2020.
Expense Support Agreement
On January 1, 2019, the Company, the Advisor and the Operating Partnership entered into the Second Amended and Restated Expense Support Agreement (the “Expense Support Agreement”). The Expense Support Agreement amended and restated the agreement that had been entered into by the Company, the Operating Partnership and the Advisor in October 2016, which was subsequently amended and restated as of July 1, 2017. Pursuant to the Expense Support Agreement, the Advisor has agreed to defer certain fees and fund certain of the Company’s expenses, subject to the terms of the agreement.  As amended, the Expense Support Agreement provides that, effective for each quarter commencing January 1, 2019 and ending June 30, 2020, the Advisor has agreed to defer payment of all or a portion of the fixed component of the advisory fee otherwise payable to it pursuant to the Advisory Agreement, if, for a particular quarter, the sum of (i) funds from operations (“FFO”), before taking into consideration any of the amounts paid to or by the Advisor pursuant to the Expense Support Agreement, as disclosed in the Company’s quarterly and annual reports, (ii) the Company’s accrued acquisition expenses (net of any acquisition expenses paid by the Company or on its behalf), (iii) the performance component of the advisory fee, (iv) any adjustment that has been made in calculating the Company’s FFO based on straight-line rent and amortization of above/below market leases, (v) organization and offering expenses reimbursed by the Company to the Advisor, and (vi) the fair market value gain amount (collectively, the “Expense Support Threshold”) is less than the aggregate gross cash distributions declared for such quarter, assuming all such cash distributions had been declared at the aggregate distribution rate for Class I shares authorized by the Company’s board of directors for such quarter (“Baseline Distributions”). For purposes of calculating the Expense Support Threshold, the “fair market value gain amount” is an amount equal to up to the total net realized and unrealized fair market value gains on the Company’s real property investments, derivative instruments, and debt for a quarter. The Advisor, in its reasonable discretion, shall determine the amount of such gain to be included in the calculation of the Expense Support Threshold each quarter; provided, that, in no event shall the Advisor determine to include an amount of such gain that causes the Company’s NAV per share, as calculated in accordance with its valuation procedures for such quarter, to decrease below the lesser of (i) $10.00 per share and (ii) the Company’s most recently disclosed NAV per share. Further, for purposes of calculating the Expense Support Threshold, the amounts in each of subsections (ii), (iii), (iv), and (v) of the definition will be a positive number if it was a deduction in calculating the Company’s FFO for such quarter, and conversely will be a negative number if it was an addition in calculating its FFO for such quarter.  For example, if straight-line rent and amortization of above/below-market leases was an addition in calculating the Company’s FFO, then it would be a negative number in calculating the Expense Support Threshold. The amount of the fixed component of the advisory fee that will be deferred for a particular quarter, if any, will equal the lesser of (i) the difference between the Expense Support Threshold and Baseline Distributions for such quarter and (ii) the entire fixed component of the advisory fee payable to the Advisor pursuant to the Advisory Agreement for such quarter.
In addition, if in a given calendar quarter, the Expense Support Threshold is less than Baseline Distributions for such quarter, and the deferred fixed component of the advisory fee is not sufficient to satisfy the shortfall for such quarter (a “Deficiency”) the Advisor will be required to fund certain of the Company’s or the Operating Partnership’s expenses in an amount equal to such Deficiency. In no event will the aggregate of the fixed component of the advisory fee deferred by the Advisor and the Deficiency support payments made by the Advisor between October 2016 and the termination or expiration of the Expense Support Agreement exceed $15.0 million (the “Maximum Amount”).  Subject to certain conditions, the Advisor is entitled to reimbursement from the Company for any fixed component of the advisory fee that is deferred and any Deficiency support payments that the Advisor makes pursuant to the Expense Support Agreement; provided, that, other than under certain circumstances in connection with a Liquidity Event (described below), the Company will not be obligated to reimburse the Advisor for any amount not reimbursed by the Company to the Advisor within four years after the quarter in which such reimbursable amount originated. For any quarter in which the Expense Support Threshold exceeds Baseline Distributions for that quarter, the Expense Support Agreement requires that the Company reimburses the Advisor in an amount equal to the lesser of (i) the difference between the Expense Support Threshold and Baseline Distributions and (ii) the sum of all outstanding reimbursable amounts.

In connection with the Company’s completion of a Liquidity Event, the Company will reimburse the Advisor for any outstanding reimbursable amounts that have not been repaid, including amounts that have not been reimbursed by the Company within four years after the quarter in which such reimbursable amount originated (the “Outstanding Reimbursable Amounts”); provided that the Company will reimburse the Advisor in these circumstances only if the “Annual Total Return Amount” exceeds the “Total Return Hurdle” (each as described below); and provided further that the amount of the reimbursement shall equal the lesser of (i) the sum of all Outstanding Reimbursable Amounts, or (ii) the maximum amount permitted to be reimbursed without causing the Annual Total Return Amount to be less than the Total Return Hurdle. For purposes of the Expense Support Agreement, “Annual Total Return Amount” means (i) a cumulative, non-compounded pre-tax rate of return equal to (a) the sum of (x) the cumulative gross distributions per share declared by the Company since the date on which it first issued shares to third-party retail investors in its public offering (the “Inception Date”), and (y) the “Ending NAV,” less $10.00 (the deemed NAV on the Inception Date), (b) divided by $10.00, (ii) divided by the number of years, including fractional years, between the Inception Date and the Liquidity Event. “Ending NAV” means the NAV per share determined in connection with a Liquidity Event. In connection with a listing, the Ending NAV will be an amount equal to the per share market value of the listed shares based upon the average closing price or, if the average closing price is not available, the average of the bid and asked prices, for the 30-day period beginning 90 days after such listing. Upon a Liquidity Event other than a listing, the Ending NAV shall be an amount equal to the per share consideration received by stockholders in connection with such Liquidity Event. For purposes of the Expense Support Agreement, “Total Return Hurdle” means a non-compounded, pre-tax annual rate of return equal to 5%. If Outstanding Reimbursable Amounts are payable to the Advisor, the Company will pay them prior to any payment of any other distribution to any other party in connection with a Liquidity Event. Further, in the event that the Company terminates the Advisory Agreement without cause and not in connection with a Liquidity Event, any reimbursable amounts that have not expired or been repaid pursuant to the terms of the Expense Support Agreement will become immediately due and payable to the Advisor. The Company’s obligation to reimburse the Advisor will be non-interest bearing.
During the term of the Expense Support Agreement, the Company may be able to use cash flow from operations to pay distributions to its stockholders that would otherwise be used to pay the fixed component of the advisory fee or expenses. Although the Expense Support Agreement has an effective term through June 30, 2020, the Expense Support Agreement may be terminated prior thereto without cause or penalty by a majority of the Company’s independent directors upon 30 days’ prior written notice to the Advisor. In addition, the Advisor’s obligations under the Expense Support Agreement will immediately terminate upon the earlier to occur of (i) the termination or non-renewal of the Advisory Agreement, (ii) the Company’s delivery of notice to the Advisor of its intention to terminate or not renew the Advisory Agreement, (iii) the Company’s completion of a Liquidity Event or (iv) the time the Advisor has deferred, waived or paid the Maximum Amount. Further, the Advisor may elect to immediately terminate its obligations under the Expense Support Agreement if the Company modifies the calculation of FFO. Except with respect to the early termination events described above, any obligation of the Advisor to make payments under the Expense Support Agreement with respect to the calendar quarter ending June 30, 2020 will remain operative and in full force and effect through the end of such quarter. When the Expense Support Agreement terminates, the Advisor will not have an obligation to defer fees or support expenses in order to support the Company’s cash distributions. Notwithstanding the foregoing, amounts deferred or reimbursed pursuant to the Expense Support Agreement shall survive any termination or expiration and remain subject to the reimbursement terms described above without modification.
The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the Expense Support Agreement. As of December 31, 2019, the aggregate amount paid by the Advisor pursuant to the Expense Support Agreement was $13.6 million, which has been reimbursed to the Advisor in full.

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Fees deferred	$3,895	$901	$—
Other expenses supported	2,243	4,682	1,735
Total expense support from Advisor	$6,138	$5,583	$1,735
Reimbursement of previously deferred fees and other expenses supported	(13,606)	—	—
Total expense support from (reimbursement to) Advisor, net (1)	$(7,468)	$5,583	$1,735

(1)
As of December 31, 2019, approximately $5.4 million was payable to the Advisor by the Company, and is included in due to affiliates on the consolidated balance sheets. As of December 31, 2018, approximately $0.7 million of expense support was payable to the Company by the Advisor and is included in due from affiliates on the consolidated balance sheets.

11. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Interest paid	$7,810	$1,521	$84
Distributions payable	2,241	920	56
Distribution fees payable to affiliates	16,467	7,457	394
Distributions reinvested in common stock	9,482	1,959	53
Accrued offering and organization costs due to the Advisor	21,347	14,197	927
Accrued acquisition expense reimbursements due to the Advisor	182	3,500	—
Redeemable noncontrolling interest issued as settlement of performance component of the advisory fee	723	—	—
Non-cash selling commissions and dealer manager fees	11,697	8,802	203
Mortgage notes assumed on real estate acquisitions at fair value	50,418	—	—
Restricted Cash
The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Beginning of period:
Cash and cash equivalents	$19,016	$10,565	$1,640
Restricted cash (1)	5	481	481
Cash, cash equivalents and restricted cash	$19,021	$11,046	$2,121
End of period:
Cash and cash equivalents	$51,178	$19,016	$10,565
Restricted cash (1)	—	5	481
Cash, cash equivalents and restricted cash	$51,178	$19,021	$11,046

(1)
As of December 31, 2019, the Company did not have any restricted cash. As of December 31, 2018, restricted cash consisted of cash held in escrow in connection with certain estimated property improvements. As of December 31, 2017, restricted cash consisted of amounts deposited with a third-party escrow agent related to the notes issued pursuant to the private offering, which was released to the Company from escrow in January 2018. As of December 31, 2016, restricted cash consisted of amounts held in escrow related to the closing of the private offering. See “Note 6” for further information on the notes, and “Note 8” for further information on the private offering.

12. NONCONTROLLING INTERESTS
Special Units
In November 2014, the Operating Partnership issued 100 Special Units to the parent of the Advisor for consideration of $1,000. The holder of the Special Units does not participate in the profits and losses of the Operating Partnership. The Sponsor in its capacity as holder of the Special Units will be paid a performance based amount in the form of an allocation and distribution. Refer to “Note 10” for details regarding the performance component of the advisory fee and Class I OP Units issued as payment for the performance component of the advisory fee. This amount will be paid to the Sponsor, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Sponsor, will be paid instead to the Advisor in the form of an allocation and distribution, as described in the Advisory Agreement. The limited partner interests not owned by the Company are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

13. COMMITMENTS AND CONTINGENCIES
The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or its subsidiaries.
Environmental Matters
A majority of the properties the Company acquires have been or will be subject to environmental reviews either by the Company or the previous owners. In addition, the Company may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Company has or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Company may purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Company is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations as of December 31, 2019.
14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Selected quarterly financial data is as follows:

	For the Quarter Ended
(in thousands, except per share data)	March 31	June 30	September 30	December 31
2019
Total revenues	$5,963	$7,001	$12,548	$14,865
Total operating expenses	$(7,693)	$(8,808)	$(14,108)	$(16,420)
Total other expenses	$(1,201)	$(1,154)	$(2,776)	$(3,159)
Total (reimbursement to) expense support from the Advisor, net	$(2,205)	$1,045	$658	$(6,966)
Net loss	$(5,136)	$(1,916)	$(3,678)	$(11,680)
Net loss attributable to common stockholders	$(5,122)	$(1,912)	$(3,672)	$(11,662)
Net loss per common share - basic and diluted (1)	$(0.20)	$(0.06)	$(0.09)	$(0.25)
Weighted-average shares outstanding	25,997	34,452	41,808	46,989
2018
Total revenues	$93	$790	$2,429	$3,208
Total operating expenses	$(1,375)	$(2,905)	$(4,419)	$(5,377)
Total other expenses	$(183)	$(324)	$(894)	$(849)
Total expense support from the Advisor	$1,062	$1,400	$1,354	$1,767
Net loss	$(403)	$(1,039)	$(1,530)	$(1,251)
Net loss attributable to common stockholders	$(403)	$(1,039)	$(1,530)	$(1,251)
Net loss per common share - basic and diluted (1)	$(0.14)	$(0.17)	$(0.15)	$(0.08)
Weighted-average shares outstanding	2,961	6,248	10,491	16,562

(1)
Quarterly net loss per common share amounts do not total the annual net loss per common share amount due to changes in the number of weighted-average shares outstanding calculated on a quarterly and annual basis and included in the net loss per share calculation.

15. SUBSEQUENT EVENTS
Status of the Public and Private Offerings
As of March 3, 2020, the Company had raised gross proceeds of $1.04 billion from the sale of 99.5 million shares of its common stock in its public offerings, including $15.5 million from the sale of 1.5 million shares of its common stock through its distribution reinvestment plan. As of March 3, 2020, approximately $1.43 billion in shares of the Company’s common stock remained available for sale pursuant to its follow-on public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $492.9 million in shares of common stock available for sale through its distribution reinvestment plan, which may be reallocated for sale in the Company’s primary offering.
Acquisitions Under Contract
Subsequent to December 31, 2019, the Company had entered into contracts to acquire properties with an aggregate contract purchase price of approximately $51.6 million, comprised of four industrial buildings. There can be no assurance that the Company will complete the acquisition of the properties under contract.
Status of Derivative Instruments
Subsequent to December 31, 2019, the Company had executed two interest rate swaps on its term loan with an aggregate notional amount of $100.0 million.

BLACK CREEK INDUSTRIAL REIT IV INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

	# of Buildings	Debt	Initial Cost to Company			Costs Capitalized or Adjustments Subsequent to Acquisition	Gross Amount Carried as of December 31, 2019 (2)			Accumulated Depreciation and Amortization (3)	Acquisition Date	Depreciable Life (Years)
($ in thousands)			Land	Buildings and Improvements (1)	Total Costs		Land	Buildings and Improvements (1)	Total Costs (3)
Consolidated Industrial Properties:
Ontario Industrial Center in Ontario, CA	1	$—	$5,225	$5,370	$10,595	$631	$5,225	$6,001	$11,226	$(824)	2/26/2018	1-20
Medley Industrial Center in Medley, FL	1	—	2,864	4,559	7,423	185	2,864	4,744	7,608	(412)	4/11/2018	1-30
Ontario Distribution Center in Ontario, CA	1	—	14,657	16,101	30,758	74	14,657	16,175	30,832	(1,920)	5/17/2018	1-20
Park 429 Logistics Center in Ocoee, FL	2	—	7,963	36,919	44,882	277	7,963	37,196	45,159	(1,986)	6/7/2018	1-40
Pescadero Distribution Center in Tracy, CA	1	—	5,602	40,021	45,623	59	5,602	40,080	45,682	(2,438)	6/20/2018	1-40
Gothard Industrial Center in Huntington Beach, CA	1	—	5,325	4,771	10,096	45	5,325	4,816	10,141	(467)	6/25/2018	1-20
Midway Industrial Center in Odenton, MD	1	—	4,579	3,548	8,127	269	4,579	3,817	8,396	(564)	10/22/2018	1-20
Executive Airport Distribution Center in Henderson, NV	1	—	10,360	40,710	51,070	190	10,360	40,900	51,260	(2,145)	11/20/2018	1-40
Iron Run Distribution Center in Allentown, PA	1	—	5,483	10,039	15,522	156	5,483	10,195	15,678	(692)	12/04/2018	1-20
Elgin Distribution Center in Elgin, IL	1	—	4,032	16,951	20,983	50	4,032	17,001	21,033	(568)	12/11/2018	1-40
Addison Distribution Center II in Addison, IL	1	—	4,439	8,009	12,448	24	4,439	8,033	12,472	(558)	12/21/2018	1-30
Fontana Distribution Center in Fontana, CA	1	—	20,558	21,943	42,501	101	20,558	22,044	42,602	(2,116)	12/28/2018	1-20
Airport Industrial Center in Ontario, CA	1	—	4,085	4,051	8,136	87	4,085	4,138	8,223	(400)	01/08/2019	1-20
Kelly Trade Center in Austin, TX	1	—	2,686	12,654	15,340	55	2,686	12,709	15,395	(803)	01/31/2019	1-30
7A Distribution Center in Robbinsville, NJ	1	—	4,874	7,277	12,151	135	4,874	7,412	12,286	(600)	02/11/2019	1-20
Quakerbridge Distribution Center in Hamilton, NJ	1	—	2,334	6,260	8,594	58	2,334	6,318	8,652	(212)	03/11/2019	1-40
Hebron Airpark Logistics Center in Hebron, KY	1	—	2,228	9,572	11,800	4	2,228	9,576	11,804	(324)	05/30/2019	1-40
Las Vegas Light Industrial Portfolio in Las Vegas, NV	4	—	19,872	39,399	59,271	199	19,872	39,598	59,470	(1,731)	05/30/2019	1-30
Monte Vista Industrial Center in Chino, CA	1	—	7,947	7,592	15,539	237	7,947	7,829	15,776	(472)	06/07/2019	1-20
King of Prussia Core Infill Portfolio in King of Prussia, PA	5	—	14,791	17,187	31,978	319	14,791	17,506	32,297	(880)	06/21/2019	1-20
Dallas Infill Industrial Portfolio in Arlington, TX	3	38,000	17,159	74,981	92,140	330	17,159	75,311	92,470	(2,466)	06/28/2019	1-30
Dallas Infill Industrial Portfolio in Garland, TX	2	11,250	3,545	20,370	23,915	—	3,545	20,370	23,915	(427)	06/28/2019	1-40
Edison Distribution Center in Edison, NJ	1	—	11,519	16,079	27,598	—	11,519	16,079	27,598	(547)	06/28/2019	1-20
395 Distribution Center in Reno, NV	2	—	8,904	45,114	54,018	32	8,904	45,146	54,050	(763)	08/05/2019	1-40
I-80 Distribution Center in Reno, NV	4	—	18,742	53,267	72,009	298	18,742	53,565	72,307	(925)	09/04/2019	1-40
Avenue B Industrial Center in Bethlehem, PA	1	—	2,461	4,652	7,113	38	2,461	4,690	7,151	(123)	09/11/2019	1-20
485 Distribution Center in Shiremanstown, PA	1	—	8,427	34,632	43,059	136	8,427	34,768	43,195	(490)	09/13/2019	1-40
Weston Business Center in Weston, FL	1	—	15,661	16,750	32,411	51	15,661	16,801	32,462	(67)	12/10/2019	1-20
Marigold Distribution Center in Redlands, CA	1	—	17,230	22,505	39,735	23	17,230	22,528	39,758	(63)	12/20/2019	1-30
Bishops Gate Distribution Center in Mount Laurel, NJ	1	—	8,068	24,158	32,226	46	8,068	24,204	32,272	(5)	12/31/2019	1-20
Total	45	$49,250	$261,620	$625,441	$887,061	$4,109	$261,620	$629,550	$891,170	$(25,988)

(1)	Includes gross intangible lease assets of $77.3 million and gross intangible lease liabilities of $13.2 million.

(2)	As of December 31, 2019, the aggregate cost for federal income tax purposes of investments in property was $890.3 million (unaudited).

(3)	A summary of activity for investment in real estate properties is as follows:

(in thousands)	2019	2018
Investment in real estate properties:
Balance at beginning of period	$300,713	$—
Acquisition of properties	587,033	300,028
Improvements	3,424	685
Balance at end of period	$891,170	$300,713
Accumulated depreciation and amortization:
Balance at beginning of period	$(3,556)	$—
Additions charged to costs and expenses	(22,432)	(3,556)
Balance at end of period	$(25,988)	$(3,556)